Fidelity INVESTMENTS

Colleen A. Hankins
Vice President
Associate General Counsel

April 18, 2006

OVERNIGHT MAIL

Securities and Exchange Commission
Attn: Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: James Gilliam v. Fidelity Management & Research Company et al.
District of Massachusetts – 04CV11600 (MBB)

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, I hereby enclose a copy of the Consolidated Amended complaint filed in the above matter. Please also note that the Defendants have filed motions to dismiss, and such motions have been fully briefed.

Best regards.

Very truly yours,

Colleen A. Hankins

Colleen A. Hankins

Enclosure

FMR Corp.
Legal Department

82 Devonshire Street F6B
Boston, MA 02109-3614

Phone: 617 563-6415
Fax: 617 385-2864
colleen.hankins@fmr.com

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

JAMES GILLIAM, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, vs. FIDELITY MANAGEMENT AND RESEARCH COMPANY, et al., Defendants.	Civil Action No. 04cv11600 (MBB) **Consolidated Case Nos.:** 04cv11642 04cv11709 04cv11735 04cv11812

CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

Plaintiffs, by and through their counsel, allege the following based upon the investigation of counsel, which included interviews with persons with knowledge of the conduct complained of herein and a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, advisories, press releases, and media reports. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after an opportunity for discovery.

INTRODUCTION

1. This is a federal class action based upon the wrongdoing by defendant FMR Corp. (d/b/a Fidelity Investments) and its subsidiaries and affiliates also named herein as defendants, in charging excessive fees and commissions and failing adequately to disclose that they siphoned fund assets from Fidelity mutual fund investors in order to improperly pay and induce brokers to steer investors into Fidelity mutual funds. As a result of the excessive nature of the fees charged to investors, the material omissions and conduct detailed below, defendants are liable: 1) under the Investment Company Act of 1940 (the "ICA") to a class (the "Class") of all persons or entities who held one or more shares, units or like interests of Fidelity mutual funds, set forth in

Exhibit A hereto (the "Fidelity Funds" or the "Funds"), during the period July 19, 1999 to November 17, 2003 (the "Class Period"); and 2) for unjust enrichment, and breaches of their common law fiduciary duties, to a subclass (the "Subclass") of all persons or entities who acquired before July 19, 1999 and held during the Class Period one or more Funds. The Subclass excludes any and all transactions that constitute a "purchase" within the meaning of the Securities Litigation Uniform Standards Act of 1998 ("SLUSA"), 15 U.S.C. § 78bb(f), including any dividend reinvestments during the Class Period. Plaintiffs also bring a separate derivative claim under the Investment Advisers Act of 1940 (the "Investment Advisers Act").

2. The investment adviser fees, administrative fees, 12b-1 fees, and trustee/director compensation received by Defendants from the Funds were grossly disproportionate to the value of services provided, and were not within the bounds of what would have been negotiated at arm's-length. During the relevant time frame, compensation and fees paid to the Investment Adviser and Distributor Defendants (defined herein) rose dramatically even though the services provided by these Defendants remained the same and no additional benefits were provided to the Funds in return for the additional fees.

3. A major reason for the dramatic increase in compensation to the Defendant adviser and distributor companies was the growth in the size of the Funds resulting from Defendants' use of Fund assets to promote the sale of Fund shares – expenses that should have been borne by Defendants, rather than the Fund investors themselves. Among other things, those programs, described in detail herein, included (a) cash payments to brokers in return for the brokers' agreement to push sales of Fund shares; (b) the directing of Fund portfolio brokerage to brokerage firms in return for agreements by the brokers to promote the shares of the Funds ("directed brokerage"); (c) "Soft Dollar" commission arrangements with brokers; and (d) the

charging of excessive 12b-1 fees. These payments resulted in the growth of the Funds, which benefited Defendants because it allowed their management fees and other asset-based fees to increase. Defendants engaged in those programs in an effort to generate increased compensation even though many of these practices were in violation of SEC and NASD rules and regulations. They engaged in such improper activity despite ample evidence that the increase in their compensation was not justified by any increase in the quality or nature of the services which they provided to the Funds.

4. The excessiveness of the fees charged Fund investors is best shown by comparing how the significant increases in fees did not correlate to changes in services provided to the Funds. Although the dollar amount of the advisory and 12b-1 fees expanded dramatically during the Class Period, the nature and quality of the services provided did not change or improve in any way, and the aggregate costs of operation did not increase in proportion to the increase in fees and were essentially fixed.

5. Although an increase in mutual fund assets can benefit investors through economies of scale that decrease the expenses of operating such funds on a per share basis, Defendants failed to reduce their fees to pass on the economies of scale to investors. Instead, they created and utilized the economies of scale exclusively for their own benefit.

6. The Investment Adviser Defendants took advantage of the complexity and lack of transparency in the fee structure and their influence over the Funds' trustees to ensure that their fees continued to rise even though the services they provided remained the same and the Defendants and their brokerage firm partners were the only entities benefiting from the economies of scale. The Investment Adviser Defendants used investor assets, such as excessive investment adviser fees, directed brokerage commissions and distribution fees, to pay for their

own out-of-pocket expenses and to further relationships with brokers that only benefited themselves and their affiliates.

7. The fee structure imposed by Defendants on the Funds far exceeded the fees that would be paid as a result of arm's-length bargaining. This point is amply illustrated by the fact that the fees charged to retail investors in the Funds were much higher than the fees paid to Defendants by institutional investors for essentially the same services. Unlike individual retail investors, institutional investors have the ability to negotiate at arm's-length with investment advisers.

8. The Trustee Defendants (defined herein) received substantial compensation for serving as directors of the Funds while failing to negotiate lower fees for the Funds or otherwise perform the responsibilities for which they were being paid. They were appointed as trustees in order to serve as "watch dogs" having the responsibility to assure that compensation received by the Investment Adviser and Distributor Defendants was reasonable. In violation of those duties, the Trustee Defendants repeatedly approved compensation and fee programs that provided millions and millions of dollars of additional payments to the Investment Adviser and Distributor Defendants despite an extensive array of red flags that should have alerted them to the fact that no additional services or other benefits were being provided to the Funds in return for the increased compensation.

9. The practice of charging excessive fees and commissions created an insurmountable conflict of interest for the Investment Adviser Defendants to the Fidelity Funds who had a duty to act in the best interests of Fund investors, but were, in fact, only concerned with siphoning fees from Fidelity Fund investors to induce brokers artificially to increase the sale of shares of Fidelity Funds. Defendants were motivated to engage in this undisclosed plan of

charging excessive fees to induce brokers to steer investors into Fidelity Funds because the fees collected for managing and advising the Fidelity Funds were calculated as a percentage of assets under management, and, therefore, increased as the number of Fidelity Funds investors grew. Defendants concealed this material conflict of interest from investors.

10. Defendants' wrongdoing described herein directly impacted Plaintiffs and the Class. Unlike a traditional corporation, a mutual fund is a collection of the investors' money. The purpose of the corporate structure of a mutual fund is to protect shareholders' investments. Because a mutual fund is a mere shell, costs imposed on a mutual fund directly reduce the price at which the fund's shares are bought and sold. The excessive fees and charges at issue here charged by Defendants to the Funds investors immediately reduced the Funds' net asset value ("NAV") per share, thereby decreasing the amount by which each shareholder is entitled to redeem his or her shares. This has a direct impact on shareholders.

11. On November 17, 2003, the SEC and the NASD fined and sanctioned the brokerage house Morgan Stanley DW Inc. for, among other wrongdoing, accepting payments from Defendants and others in exchange for aggressively pushing certain mutual fund families' funds over others. The SEC stated that "this matter arises from [Morgan Stanley's] failure to disclose adequately certain material facts to its customers...[namely that] it collected from a select group of mutual fund complexes amounts in excess of standard sales loads and Rule 12b-1 trail payments." The SEC concluded that such conduct violated Section 17(a)(2) of the Securities Act of 1933 ("Securities Act"), among other statutes, that prohibits one from obtaining money or property "by means of any untrue statement of a material fact or any omission to state a material fact necessary in order to make the statements made, in light of the circumstances

under which they [were] made, not misleading." http://www.sec.gov/litigation/admin/33-8339.htm.

12. In the NASD news release announcing the action it had taken against Morgan Stanley regarding, among other wrongdoing, the improper payments Morgan Stanley had received from such fund families, the NASD likewise stated the following:

> [t]his extra compensation paid to Morgan Stanley for the preferential treatment included millions of dollars paid by the mutual funds through commissions charged by the firm for trades it executed for the funds. These commissions were sufficiently large to pay for the special treatment, as well as the costs of trade execution.

The NASD then concluded that the payments at issue here violated NASD Rule 2830 that prohibits the type of directed brokerage paid by the fund families:

> This conduct violated NASD's "Anti-Reciprocal Rule," Conduct Rule 2830(k), which prohibits members from favoring the distribution of shares of particular mutual funds on the basis of brokerage commissions to be paid by the mutual fund companies.

http://www.nasd.com/web/idcplg?IdcService=SS_GET_PAGE&ssDocName=NASDW_002819&ssSourceNodeId=554; *see also* NASD Rule 2830(k).

13. The truth about Fidelity first emerged on December 1, 2003, when Morgan Stanley issued a press release admitting the improper payments and details of the wrongdoing concerning the kickback scheme. In that press release, defendant Fidelity Distributors Corporation, along with its transfer agent, Fidelity Investments Institutional Operations Company, was named as a preferred partner of Morgan Stanley.

14. Since then, various brokerage firms have been fined for similar conduct and have also implicated Fidelity in their revenue sharing and directed brokerage schemes by disclosing the fund families in which they have arrangements. These brokerage firms include Citigroup, American Express, and Linsco/Private Ledger. In addition, various fund families have been

fined and/or have settled with the SEC, NASD, NYSE and State Attorneys General for their participation in similar schemes.

JURISDICTION AND VENUE

15. The claims asserted herein arise under and pursuant to Sections 34(b), 36(a), 36(b) and 48(a) of the Investment Company Act, 15 U.S.C. §§80a-33(b), 80a-35(a) and (b) and 80a-47(a), Sections 206 and 215 of the Investment Advisers Act, 15 U.S.C. §§80b-6 and 80b-15, and the common law.

16. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. §80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. §80b-14; and 28 U.S.C. §1391(b).

17. Many of the acts charged herein, including the failure to disclose the excessive fees and commissions that defendants improperly siphoned from Fidelity Funds investors, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendants FMR Corp., Fidelity Management and Research ("FMR"), and FMR Co., Inc. ("FMRC") were at all relevant times, and still are, headquartered in this District. Additionally, the Fidelity portfolios are organized as trusts under the laws of the State of Massachusetts.

18. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

PLAINTIFFS

19. Plaintiff Ghassan J. Awali held during the Class Period shares or units of the Fidelity Contrafund, Fidelity Magellan Fund, and Fidelity OTC Portfolio and has been damaged by the conduct alleged herein.

20. Plaintiff Marina Berti held during the Class Period shares or units of the Fidelity Advisor Small Cap Fund, and has been damaged by the conduct alleged herein.

21. Plaintiff Valerie A. Daspit held during the Class Period shares or units of the Fidelity Advisor Equity Growth Fund, Fidelity Advisor Dividend Growth Fund, and Fidelity Advisor Technology Fund, and has been damaged by the conduct alleged herein.

22. Plaintiff Arthur G. Denker held during the Class Period shares or units of the Fidelity Advisor Equity Growth Fund, and has been damaged by the conduct alleged herein.

23. Plaintiff Randall C. Heyward held during the Class Period shares or units of the Fidelity Advisor Mid Cap Fund, and has been damaged by the conduct alleged herein.

24. Plaintiff Stanley H. Krupa held during the Class Period shares or units of the Fidelity Southeast Asia Fund, Fidelity Small Cap Stock Fund, Fidelity Contrafund, Fidelity Low-Priced Stock Fund, Fidelity Small Cap Selector Fund, Fidelity Small Cap Independence Fund, and has been damaged by the conduct alleged herein.

25. Plaintiff Nicole Lenzi held during the Class Period shares or units of the Fidelity Advisor Dividend Growth Fund, Fidelity Advisor Growth & Income Fund, and Fidelity Advisor Equity Growth Fund, and has been damaged by the conduct alleged herein.

26. Plaintiff David M. Lucoff held during the Class Period shares or units of the Fidelity Advisor Diversified International Fund and the Fidelity Advisor Dividend Growth Fund, and has been damaged by the conduct alleged herein.

27. Plaintiff Joseph F. Martingano held during the Class Period shares or units of the Fidelity Advisor Aggressive Growth Fund, and has been damaged by the conduct alleged herein.

28. Plaintiff Michael S. Mendolia held during the Class Period shares or units of the Spartan Pennsylvania Municipal Income Fund, Fidelity Contrafund, Fidelity Advisor Growth & Income Fund, Fidelity Magellan Fund, Spartan U.S. Equity Index Fund, and Fidelity Advisor Overseas Fund, and has been damaged by the conduct alleged herein.

29. Plaintiff Patricia K. Munshaw held during the Class Period shares or units of the Fidelity Advisor Equity Growth Fund, and the Fidelity Advisor Growth Opportunities Fund, and has been damaged by the conduct alleged herein.

30. Plaintiff Brian D. Reese held during the Class Period shares or units of the Fidelity Advisor Equity Growth Fund, Fidelity Advisor Growth & Income Fund, and the Fidelity Advisor Growth Opportunities Fund, and has been damaged by the conduct alleged herein.

31. Plaintiff Jay J. Rupp held during the Class Period shares or units of the Fidelity Advisor Growth Opportunities Fund and the Fidelity Advisor Asset Allocation Fund, and has been damaged by the conduct alleged herein.

32. Plaintiff Gilbert P. Travis held during the Class Period shares or units of the Fidelity Trend Fund, and has been damaged by the conduct alleged herein.

33. Plaintiff Jewel R. Travis held during the Class Period shares or units of the Fidelity Trend Fund, and has been damaged by the conduct alleged herein.

34. Plaintiff David O. Fallert held during the Class Period shares or units of the Fidelity Advisor Growth & Income Fund, Fidelity Low-Priced Stock Fund, and the Fidelity Magellan Fund, and has been damaged by the conduct alleged herein.

35. Plaintiff William S. Groeschel held during the Class Period shares or units of the Fidelity Magellan Fund, Fidelity Advisor Dividend Growth Fund, Fidelity Contrafund, Fidelity Asset Manager, Fidelity Low-Priced Stock Fund, Fidelity Cash Reserves, Fidelity Growth Company Fund, and the Fidelity Select Biotechnology Portfolio, and has been damaged by the conduct alleged herein.

36. Plaintiff Bogatin Family Trust held during the Class Period shares or units of the Fidelity Blue Chip Growth Fund, the Fidelity Large Cap Stock Fund and the Fidelity Small Cap Stock Fund, and has been damaged by the conduct alleged herein.

Subclass Plaintiff

37. Subclass Plaintiff James Gilliam ("Gilliam") purchased prior to and held during the Class Period shares or units of the Fidelity Diversified International Fund. Additionally, Gilliam held during the Class Period, and continues to own, shares or units of the Fidelity Pacific Basin Fund and the Fidelity China Region Fund, and has been damaged by the conduct alleged herein. Gilliam's verification is attached hereto as Exhibit B.

DEFENDANTS

Parent Company

38. Defendant FMR Corp., a private corporation organized in 1972, is the ultimate parent company of FMR and FMRC. The principal business address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109. During the Class Period, FMR Corp. and its subsidiaries' primary business activities included the provision of investment advisory, management and certain fiduciary services for individual and institutional investors, and the provision of securities brokerage services.

39. Defendant Edward C. Johnson III ("Ned Johnson") and his children, Defendant Abigail Johnson, Defendant Edward C. Johnson IV and Defendant Elizabeth L. Johnson

(collectively, the "Johnson Family Group") are the controlling shareholders of FMR Corp. The voting common stock of FMR Corp. is divided into two classes – Class A and Class B shares. The Johnson Family Group owns a total of approximately 49% of the corporation's Class B shares. The remaining 51% of the firm's voting shares are Class A shares owned by various other Fidelity employees. According to Fidelity's own public filings, "under the 1940 Act, control of a company is presumed where one individual or group of individuals owns more than 25% of the voting stock of that company. Therefore, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the 1940 Act, to form a controlling group with respect to FMR Corp."

Investment Adviser Defendants

40. Defendant FMR is registered as an investment adviser under the Investment Advisers Act and managed and advised the Fidelity Funds during the Class Period. FMR had overall responsibility for directing each Fund's investments and handling its business affairs. Investment management fees payable to FMR are calculated as a percentage of the Funds' average net assets. As of March 31, 2003, FMR had approximately $26.7 billion in discretionary assets under management. The primary business address of FMR is One Federal Street, Boston, Massachusetts 02110.

41. Defendant FMRC is registered as an investment adviser under the Investment Advisers Act and served as the sub-adviser for the Fidelity Funds during the Class Period and had day-to-day responsibility for choosing investments for the Funds. FMR pays FMRC for providing sub-advisory services. FMRC is an affiliate of FMR and as of March 31, 2003, had approximately $394.8 billion in assets under management. The primary business address of FMRC is One Federal Street, Boston, Massachusetts 02110.

42. FMR and FMRC are referred to collectively herein as the "Investment Adviser Defendants."

43. Defendant Ned Johnson has amassed a sizeable fortune at the helm of FMR Corp. Diana B. Henriques described FMR Corp. in her book, *Fidelity's World*, in early 1995, as:

> [o]ne of the largest investors in the securities of bankrupt companies, so powerful that it virtually dictated the terms under which both R.H. Macy & Company and Federated Department Stores were reorganized after respective bankruptcies – and then almost single-handedly brought about the merger of those two chains to create the biggest retailing empire in the country. Fidelity had become one of the largest stock-trading operations in the world, through a discount brokerage service that was second in size only to that of Charles A. Schwab. Through its private venture capital operation, it held a stake in countless small businesses, including a chain of art galleries and an executive recruiting firm. It owned a collection of small newspapers that ringed Boston, and a glossy magazine that covered the investment world. It was the largest property owner in downtown Boston – and the biggest mutual company in the world. And it remained private, entirely in the control of one intensely secretive man, Ned Johnson.
>
> Not since the days of the robber barons, and perhaps not even then, had so much money – other people's money – been controlled by a single individual. It was an arrangement that, inevitably, would change the financial face of America.

44. Defendant Ned Johnson, after succeeding his father, Edward C. Johnson, II, as president of Fidelity in 1972 and chairman in 1976, pioneered such mutual fund practices as selling directly to investors rather than through brokers, forming a separate unit to handle large institutional accounts, and creating dozens of funds that specialize in specific industries or geographic regions.

Distributor Defendant

45. Defendant Fidelity Distributors Corporation ("FDC" or the "Distributor Defendant"), a Massachusetts corporation and broker-dealer registered under the Securities Exchange Act of 1934, acts as general distributor for the Fidelity Funds. In this capacity, FDC

underwrites, sponsors and provides retailing services for the Fidelity Funds. FDC's principal business address is 82 Devonshire Street, Boston, Massachusetts 02109.

Trustee Defendants

46. During the Class Period, Defendant Ned Johnson was the Chairman of the Board of Trustees and an interested Trustee of at least 289 funds advised by FMR or an affiliate. During the Class Period, Ned Johnson also acted as Chief Executive Officer, Chairman and Director of FMRC; Director and Chairman of the Board and of the Executive Committee of FMR; and Chairman and a Director of FMR Co., Inc. Ned Johnson's business address is 82 Devonshire Street, Boston, Massachusetts 02109.

47. During the Class Period, Defendant Abigail Johnson was an interested Trustee of at least 289 funds advised by FMR or an affiliate. During the Class Period, Abigail Johnson also acted as a Senior Vice President of various Fidelity Funds, including the Fidelity Diversified International Fund; President and a Director of FMR; President and a Director of FMRC; and as a Director of FMR Corp. Abigail Johnson holds 24.5 percent of FMR Corp.'s voting stock -- a stake valued at about $10 billion. Abigail Johnson's business address is 82 Devonshire Street, Boston, Massachusetts 02109.

48. During the Class Period, Defendant Peter S. Lynch ("Lynch") was an interested Trustee of at least 289 funds advised by FMR or an affiliate. During the Class Period, Lynch also acted as Vice Chairman and a Director of FMR; and Vice Chairman and a Director of FMRC. Lynch's business address is 82 Devonshire Street, Boston, Massachusetts 02109.

49. During the Class Period, Defendant Laura B. Cronin ("Cronin") was an interested Trustee of at least 289 funds advised by FMR or an affiliate. During the Class Period, Cronin also acted as Executive Vice President and Chief Financial Officer of FMR Corp.; and Chief

Financial Officer of FMR, Fidelity Personal Investments and Fidelity Brokerage Company. Cronin's business address is 82 Devonshire Street, Boston, Massachusetts 02109.

50. During the Class Period, Defendant Robert L. Reynolds ("Reynolds") was an interested Trustee of at least 289 funds advised by FMR or an affiliate. During the Class Period, Reynolds also acted as Chief Operating Officer of FMR Corp. Reynolds' business address is 82 Devonshire Street, Boston, Massachusetts 02109.

51. During the Class Period, Defendant Robert C. Pozen ("Pozen") was an interested Trustee in charge of overseeing numerous funds advised by FMR or an affiliate. During the Class Period, Pozen also acted as President and Director of FMR and FMR Co., Inc.

52. During the Class Period, Defendant J. Gary Burkhead ("Burkhead") was a Trustee in charge of overseeing funds advised by FMR or an affiliate. During the Class Period, Burkhead also acted as Vice Chairman and Member of the Board of Directors of FMR Corp.

53. During the Class Period, Defendant J. Michael Cook ("Cook") was a purportedly non-interested Trustee of at least 289 funds advised by FMR or an affiliate. During the Class Period, for his services as a Fidelity Funds Trustee, Cook received compensation totaling approximately $1,316,750.

54. During the Class Period, Defendant Ralph F. Cox ("Cox") was a purportedly non-interested Trustee of at least 289 funds advised by FMR or an affiliate. During the Class Period, for his services as a Fidelity Funds Trustee, Cox received compensation totaling approximately $1,618,750.

55. During the Class Period, Defendant Robert M. Gates ("Gates") was a purportedly non-interested Trustee of at least 289 funds advised by FMR or an affiliate. During the Class

Period, for his services as a Fidelity Funds Trustee, Gates received compensation totaling approximately $1,607,250.

56. During the Class Period, Defendant Donald J. Kirk ("Kirk") was a purportedly non-interested Trustee of at least 289 funds advised by FMR or an affiliate. During the Class Period, for his services as a Fidelity Funds Trustee, Kirk received compensation totaling approximately $1,619,250.

57. During the Class Period, Defendant Marie L. Knowles ("Knowles") was a purportedly non-interested Trustee of at least 289 funds advised by FMR or an affiliate. During the Class Period, for his services as a Fidelity Funds Trustee, Knowles received compensation totaling approximately $1,277,250.

58. During the Class Period, Defendant Ned C. Lautenbach ("Lautenbach") was a purportedly non-interested Trustee of at least 289 funds advised by FMR or an affiliate. During the Class Period, for his services as a Fidelity Funds Trustee, Lautenbach received compensation totaling approximately $1,393,250.

59. During the Class Period, Defendant Marvin L. Mann ("Mann") was a purportedly non-interested Trustee of at least 289 funds advised by FMR or an affiliate. During the Class Period, for his services as a Fidelity Funds Trustee, Mann received compensation totaling approximately $1,714,250.

60. During the Class Period, Defendant William O. McCoy ("McCoy") was a purportedly non-interested Trustee of at least 291 funds advised by FMR or an affiliate. During the Class Period, for his services as a Fidelity Funds Trustee, McCoy received compensation totaling approximately $1,738,750.

61. During the Class Period, Defendant William S. Stavropoulos ("Stavropoulos") was a purportedly non-interested Trustee of at least 289 funds advised by FMR or an affiliate. During the Class Period, for his services as a Fidelity Funds Trustee, Stavropoulos received compensation totaling approximately $1,112,750.

62. During the Class Period, Defendant George H. Heilmeier ("Heilmeier") was a purportedly non-interested Trustee of at least 289 funds advised by FMR or an affiliate. During the Class Period, for his services as a Fidelity Funds Trustee, Heilmeier received compensation totaling approximately $565,250.

63. During the Class Period, Defendant Gerald C. McDonough ("McDonough") was a purportedly non-interested Trustee of numerous funds advised by FMR or an affiliate. During the Class Period, for his services as a Fidelity Funds Trustee, Cook received compensation totaling approximately $588,500.

64. Defendants Ned Johnson, Abigail Johnson, Lynch, Cronin, Reynolds, Pozen, Burkhead, Cook, Cox, Gates, Kirk, Knowles, Lautenbach, Mann, McCoy, Stavropoulos, Heilmeier, and McDonough are referred to collectively herein as the "Trustee Defendants."

<u>Nominal Defendants: the Fidelity Funds</u>

65. Nominal defendants the Fidelity Funds are open-ended management companies, or mutual funds, consisting of the capital invested by mutual fund shareholders, each having a board of trustees or directors charged with representing the interests of the shareholders in one or a series of the Funds. Each trust or corporation has a board of trustees or directors who are responsible for the trust's or corporation's administration. Each of the Fidelity Funds is a mutual fund in which investors contribute cash for the purpose of creating a pool of assets with which to invest and purchase securities.

66. The Fidelity Funds offer multiple classes of shares, with each class representing a pro rata interest in each Fidelity Fund. Fidelity Fund shares are issued to Fidelity Fund shareholders pursuant to Prospectuses that must comply with the federal securities laws, including the Investment Company Act. All of the Prospectuses are substantially the same on the matters relevant to this litigation.

67. All of the Fidelity Funds are alter egos of one another. The Fidelity Funds are essentially pools of investor assets that are managed and administered by a common body of trustees and employees of Fidelity who administer the Fidelity Funds generally. The Fidelity Funds have no independent will and are totally dominated by the Investment Adviser Defendants and the common body of trustees or directors established by the Investment Adviser Defendants. Thus, in substance, the Fidelity Funds function as components of one unitary organization.

68. All Fidelity Funds shared throughout the Class Period the same affiliated companies as their investment advisers and distributor. Additionally, the Defendants pool together fees and expenses collected from the Fidelity Fund shareholders, and as a result the Fidelity Funds share expenses with one another.

69. The Fidelity Funds are named as nominal defendants herein to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

The John Doe Defendants

70. The true names and capacities of Defendants sued herein as John Does 1-100 are other active participants with the above-named participants and whose identities have yet to be ascertained.

SUBSTANTIVE ALLEGATIONS

DEFENDANTS BREACHED THEIR DUTIES BY CHARGING EXCESSIVE FEES AND FAILING TO DISCLOSE THESE PRACTICES

71. The fees charged to mutual fund investors should reflect the equivalent of fees that would have been within the bounds of arm's-length bargaining. Trustees are charged with the responsibility of negotiating the fees charged to the fund on behalf of the investors who, individually, are unable to negotiate such fees. At the same time, investment advisers and their affiliates have a fiduciary duty with respect to the fees that are charged to investors in that such fees must be reasonably related to the services provided and conflicts of interests must be disclosed.

72. Congress and the Supreme Court have recognized the potential conflicts of interest that exist in the mutual fund industry and created safeguards to protect investors. Congress adopted Section 15(c) of the ICA which imposes upon Investment Advisers a duty to furnish shareholders with any information necessary to evaluate advisory contracts. Since it is difficult for investment advisers to be completely impartial towards clients given their profitability goals, investment advisers are under a duty to disclose to clients all material information "which might incline an investment adviser – consciously or unconsciously – to render advice which is not disinterested." *SEC v. Capital Gains Research Bureau, Inc.*, 375 U.S. 180, 191-92 (1963). The Investment Adviser Defendants failed to adequately disclose to shareholders that fees were actually being used for the payment of kickbacks to brokers solely to benefit the Investment Adviser Defendants and the other Defendants and that investors themselves did not receive any benefit therefrom. In fact, the inflated fees that the Investment Adviser Defendants charged the Funds and their investors were not reasonably related to services rendered and were therefore excessive.

73. Distributors, as affiliates of the investment advisers, also owe a fiduciary duty to investors with respect to the fees investors pay. Furthermore, the NASD has implemented additional regulations to prevent registered distributor broker-dealers (such as the Distributor Defendant here) from offering gifts or making directed brokerage payments to brokers on the condition of increasing sales of a mutual fund. In violation of the foregoing, the Distributor Defendant was the conduit for arrangement of the revenue sharing payments to brokers. For example, according to disclosures by Morgan Stanley, gross payments, asset payments and recordkeeping payments were made to brokers by the Distributor Defendant on behalf of the Fidelity Fund family in exchange for Shelf-Space.

74. With respect to the Trustees, Congress fortified trustees' duties by adopting Section 15(c) of the Investment Company Act, requiring trustees to be adequately informed of the terms of any investment advisor contracts, and giving them the authority to demand documents from investment advisers to make their decisions when evaluating such contracts. The Trustee Defendants were beholden to the Investment Adviser Defendants and breached their fiduciary duties by failing to adequately inform themselves or negotiate lower advisory and distribution fees with the Investment Adviser Defendants. Furthermore, the Trustee Defendants failed to hold the Investment Adviser Defendants accountable for revenue sharing agreements entered into by Fidelity with various brokerage firms and other Shelf-Space payments for which the Investment Adviser Defendants and Distributor Defendant charged the Funds, and therefore their investors, excessive fees and commissions.

The Excessive Fees At Issue

75. Rule 12b-1 permits a fund to pay "12b-1" distribution fees out of fund assets only if the fund has adopted a 12b-1 plan authorizing their payment. Distribution fees include fees paid for marketing and selling fund shares, such as compensation for brokers and others who sell

fund shares, and payments for advertising, the printing and mailing of prospectuses to new investors, and the printing and mailing of sales literature. The NASD has placed a 1% cap on the amount of 12b-1 fees that may be charged to a fund, and the Fidelity Defendants have often charged the maximum amount (1%) permissible. In this case, Defendants inflated the 12b-1 fees charged to investors so that they could use these excessive payments under the guise of 12b-1 fees as payments to brokers to push Fidelity Funds over other funds offered by the brokers.

76. Service fees are fees paid to persons to respond to investor inquiries and provide investors with information about their investments. Unlike distribution fees, a fund may pay shareholder service fees without adopting a 12b-1 plan. The NASD imposes an annual .25% cap on shareholder service fees (regardless of whether these fees are authorized as part of a 12b-1 plan).

77. "Soft Dollar" practices are arrangements under which products or services other than execution of securities transactions are obtained by an adviser from or through a broker-dealer in exchange for the direction by the adviser of client brokerage transactions to the broker-dealer. In other words, "commissions" payments may include payments for not only purchase and sales execution, but also for other specified services. The SEC has defined permissible payments to include payments for, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities."

78. Soft Dollars are a way for mutual funds to get services without having to pay for them directly with cash. For example, with Soft Dollars, the mutual fund will pay in-kind (*i.e.*, with Soft Dollars) by, *inter alia*, passing on business to the brokerage. With Soft Dollars, the expenses are hidden in the trading costs. Fidelity's Soft Dollar payments at issue here were excessive because they were payments with no corresponding benefit (*i.e.*, something for

nothing). The payments were only made to help finance Fidelity's Shelf-Space agreements alleged herein, with no additional benefits accruing to the investors. As a result, there was a disproportionate relationship between the payments made and the services rendered. Additionally, while a portion of the Soft Dollar payments could arguably be earmarked to pay for outside research services, given Fidelity's extensive in-house research expertise, as explained below, such payments were in whole or in significant part unjustified, excessive payments made to finance the Shelf Space agreements.

79. Directed brokerage is the practice whereby investment advisers direct underlying portfolio securities transactions to broker-dealers that sell shares of the fund to remunerate brokers for pushing their funds instead of other fund companies' funds. This practice directly harms investors, especially where, as here, the fund is alleged to be "paying up," or trading securities at commission rates higher than the fund would otherwise pay if it were not indirectly paying for distribution through directing brokerage. Directed brokerage creates a material conflict of interest because the investment adviser has a strong incentive to use brokerage commissions to increase the size of its funds (thereby increasing management/advisory fees) and to avoid paying brokers out of its own assets. Directed brokerage may also be used to circumvent NASD rules on sales charges, undermining the protection afforded to investors under §22(b) of the ICA, which states that

> "the price at which such security is offered or sold to the public shall not include an excessive sales load but shall allow for reasonable compensation for sales personnel, broker-dealers, and underwriters, and for reasonable sales loads to investors…"

Id.

80. Revenue sharing occurs when the investment adviser or its affiliate makes cash payments to a broker/dealer in exchange for the broker/dealer pushing shares of that fund.

Revenue sharing arrangements are problematic, *inter alia,* because plan providers cannot uphold their fiduciary responsibilities when they choose to include or exclude funds based solely on the fund's participation in a revenue sharing arrangement rather than based on the benefit to the participant. The SEC has stated that "[r]evenue sharing arrangements not only pose potential conflicts of interest, but also may have the indirect effect of reducing investors' returns by increasing the distribution-related costs incurred by funds. Even though revenue sharing is paid to broker-dealers directly by fund investment advisers, rather than out of fund assets, it is possible that some advisers may seek to increase the advisory fees that they charge the fund to finance those distribution activities… Moreover, revenue sharing arrangements may prevent some advisers from reducing their current advisory fees." 69 Fed. Reg. 6438, 6411 n. 21 (February 10, 2004).

81. The Investment Adviser Defendants (along with the Distributor Defendant) secretly siphoned monies from the Funds and their investors in various forms, as described above and discussed further below, in order to pay for Shelf-Space at brokerage houses. The Fidelity Funds grew as a result and so did the management and 12b-1 asset-based fees paid to the Investment Adviser and Distributor Defendants. But the services being performed by the Investment Adviser and Distributor Defendants did not change, and economies of scale were not passed on to investors, resulting in the receipt of excessive fees from investors. The Trustee Defendants breached their fiduciary duties to be adequately informed and negotiate the advisory and distribution fees on behalf of the fund shareholders so as to ensure that such fees were not excessive.

Investment Adviser Revenues Significantly
<u>Increased During The Class Period</u>

82. Fidelity's mutual fund sales and the resultant asset-based investment advisory fees increased significantly over time, including during the Class Period. For example, 2001 marked the second-most profitable year in Fidelity's history. According to the chief financial officer, Stephen P. Jonas, the firm had record sales of bond and money-market funds. *See Fidelity Investment Profits falls 39% in 2001*, BOSTON BUSINESS JOURNAL, March 6, 2002. In 2003, Fidelity increased its profits by 12% and tripled its sales. This growth outpaced the fund industry. *See Fidelity triples sales figures*, FINANCIAL TIMES, February 25, 2004. In 2004, profits continued to soar by 23% over the prior year. At the same time, assets under management increased by 12% to $1.1 trillion. *See Fidelity profits soar 23 percent*, BOSTON BUSINESS JOURNAL, February 25, 2005.

83. During the Class Period, two of Fidelity's funds, Fidelity Magellan and Contrafund, were more profitable for Defendants than the other Fidelity Funds, based on their advisory fees. Specifically, during 2000 to 2002, Fidelity Magellan ranked first in profits, bringing in $1,820,612,000 in advisory fees. Fidelity's Contrafund came in second, bringing in $785,886,000. However, their prospectuses did not cite any differences in the services provided during this time period. In light of the increased assets under management and the economies of scale created, these fees were grossly disproportionate to the services that were being provided.

84. The excessive fees only served the purpose of increasing Defendants' profits. The profitability of a fund to an adviser-manager is a function of advisory fee revenues less the costs of providing advisory services. Defendants' incremental costs of providing advisory services to the Funds were nominal, while the additional fees received by Defendants were

hugely disproportionate given that the nature, quality, and level of the services remained the same.

85. Due in large part to Defendants' Shelf-Space payments, the assets managed by the Investment Adviser Defendants have grown dramatically and so have their revenues. During the Class Period, the immense growth of assets under management generated substantial economies of scale to the great benefit of Defendants, which were not passed on to the Funds and therefore their investors, through lower fees.

Defendants Took Advantage of Various Types of Fees by Making Excessive Charges to the Funds

86. According to SEC filings, Defendants' main sources of revenue are investment adviser, administration, distribution and service fees. In the absence of effective "watchdogs" (*i.e.*, the Trustee Defendants), the Investment Adviser Defendants and the Distributor Defendant were able to take advantage of various forms of fees and fund assets under their control. Specifically, Defendants charged excessive investment adviser fees, administration fees, 12b-1 fees, service fees, and brokerage commissions.

87. According to a former employee who worked in the investments institutional services department at Fidelity for 6 years, "I was told, now [that] Fidelity has over two hundred funds, the Magellan Fund alone paid for all [of the] operating expenses [of] the company, which included rent, which included employee benefits, which included salaries, bonuses, etc. – all from one fund. That's what I was told. I was told all they needed was Magellan to run the company." This clearly demonstrates that Defendants' fees were markedly excessive.

88. Furthermore, fund statistics also demonstrate that fees were actually increasing when they should have been decreasing due to economies of scale from increased assets. As was noted by Russel Kinnel, director of mutual-fund research at Morningstar, "[t]he mutual-fund

business hasn't done a good job of delivering economies of scale." Adrienne Carter and Aaron Pressman, *Mutual Funds: Why Fees Still Defy Gravity*, BUSINESS WEEK, May 2, 2005, at 70. This is clearly illustrated by looking at increases in net assets. For example, despite the fact that the net assets of the Fidelity Diversified International Fund increased from $6.29 billion in 2000 to $11.54 billion in 2003, the NAV of the fund decreased from $21.34 to $16.90. Yet, during the same period, expenses charged by Defendants increased, with the ratio of expenses to net assets increasing from 1.12% to 1.22%. Additionally, the management fees increased during this time from .82% to .89% (meaning the dollars paid increased substantially), but no additional services were provided.

89. Similarly, despite the fact that the net assets of the Fidelity China Region Fund increased from $179.7 million in 2000 to $231.7 million in 2003, the NAV per share of the fund decreased from $14.15 to $11.16. Yet, during the same period, expenses charged by Defendants increased, with the ratio of expenses to net assets increasing from 1.21% to 1.30%. Additionally, the management fees remained constant at 0.73% (meaning the dollars paid increased substantially), but no additional services were provided.

90. Similarly, despite the fact that net assets for the Fidelity Small Cap Independence Fund increased from $681 million in 2000 to $933 million in 2003, the net asset value per share of the fund decreased from $14.24 to $13.56. Yet, during the same period, expenses charged by Defendants increased, with the ratio of expenses to net assets increasing from .84% to .93%. Additionally, the management fees increased during this time from .52% to .68% (meaning the dollars paid increased substantially), but no additional services were provided.

91. Similarly, despite the fact that net assets for the Fidelity Value Fund increased from $3.22 million in 2000 to $6.32 million in 2003, the net asset value per share of the fund

decreased from $48.54 to $44.71. Yet, during the same period, expenses charged by Defendants increased, with the ratio of expenses to net assets jumping from .48% to .98%. Additionally, the management fees increased during this time from .25% to .72% (meaning the dollars paid increased substantially), but no additional services were provided.

92. Subsequent to the Class Period and as a result of being under intense security from regulators, as well as new competitors and consumers becoming aware of the "ravages of high fees," some investment advisers have started to reduce their fees throughout the mutual fund industry. According to Lipper (a service which provides research and analysis on mutual funds), "between July 31, 2003 and July 21, 2004, 528 mutual funds decreased fees at the portfolio level." *See* Daniel Gross, *Mutual Funds, Crazy Eddie-Style, Why They're Slashing Fees*, Slate, Sept. 28, 2004, *at* http://slate.msn.com/id/2107369/. Subsequent to the Class Period, Fidelity has been part of the group of funds that has reduced its fees. Fidelity recently cut 31% from the fees of 12 retail investment bond funds; cut 10% from fees of its eight Adviser Funds; and trimmed fees on its Freedom Funds and five of its index funds. *See* Frank Byrt, *Mutual-Fund Giant Fidelity Trims Fees on 12 Bond Funds*, The Associated Press State & Local Wire, June 1, 2005.

93. Defendants also failed to lower their management fees to account for the economies of scale that existed. For instance, as of March 31, 1994, the Fidelity Magellan Fund had over $33 billion in assets under management and Defendants were paid approximately $186.5 million in management fees. According to the March 2004 annual report, Fidelity Magellan Fund assets increased further, to over $66 billion, while management fees increased to over $370 million in a single year for this single fund portfolio. Assets under management therefore approximately doubled during this period and management fees grew at a comparable

rate, demonstrating that any economies of scale created did not inure to the benefit of the Magellan Fund investors.

94. As of July 31, 1994, the Fidelity Growth & Income Fund had over $8.7 billion in assets under management, and Defendants received approximately $41 million in total management fees. According to recent regulatory filings, by July of 2003, this fund's assets had jumped to over $28 billion while fees paid to the Defendants soared to nearly $130 million in a single year. Therefore, assets under management approximately tripled during this period and management fees grew at a comparable rate, demonstrating that any economies of scale created did not inure to the benefit of the Fidelity Growth & Income Fund investors.

95. As of July 31, 1994, the Fidelity Blue Chip Growth Fund had over $2.2 billion in assets under management while Defendants received approximately $8.5 million in management fees during the previous fiscal year. According to recent regulatory filings, by July 2003, this fund's assets had jumped to almost $20 billion while fees soared to over $100 million per year, again for this single portfolio. Therefore, assets under management increased more than nine times during this period and management fees grew at a comparable or greater rate, demonstrating that any economies of scale created did not inure to the benefit of the Blue Chip Growth Fund investors.

96. In 1994, the Fidelity Low-Priced Stock Fund had just over $2 billion in assets under management and Defendants received almost $14 million in management fees. According to recent regulatory filings, by July 2003, this fund's assets had jumped to almost $20 billion while fees soared to almost $100 million for this single portfolio. Therefore, assets under management increased approximately ten times during this period and management fees grew at

a nearly comparable rate, demonstrating that any economies of scale created did not inure to the benefit of the Blue Chip Growth Fund investors.

97. The economies of scale enjoyed by Defendants with respect to the Funds have not been shared with the Funds or their investors as required by Section 36(b) of the ICA and Rule 12b-1. Instead, as shown above, as the size of the Funds grew, Defendants' fees increased without any corresponding increase in services provided to the Funds, and, conversely, Defendants' costs decreased due to economies of scale. As a result, the fees paid to Defendants for services provided to the Funds were grossly disproportionate to those services, were excessive, and violated Section 36(b).

Use of Rule 12b-1 Distribution Fees For Improper Purposes

98. As discussed above, Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions are, amongst others, that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The directors may continue the plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business

judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the Act that there is a reasonable likelihood that the plan will benefit the company and its shareholders."

99. The exceptions to the Rule 12b-1 prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors.

100. During the Class Period, the Trustee Defendants authorized, and the Investment Adviser Defendants and Distributor Defendant collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees. However, the purported Rule 12b-1 fees charged to Fidelity Funds investors were excessive because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as discussed above, as the Funds were marketed and the number of Fund investors increased, the economies of scale thereby created, if any, were not passed on to Fidelity Funds investors, but rather were used exclusively to benefit the Investment Adviser Defendants and their affiliates.

101. Furthermore, significant economies of scale exist in regards to the administration fees charged to investors. The cost of maintaining a shareholder's account is the same for all shareholders, regardless of the size of their account. Suppose the annual cost of maintaining an account is $40 and that the mutual fund has 100,000 shareholders. If the fund has $100,000,000 in assets (an average of $1,000 per account), then the administrative expenses are 4.0% of fund assets. But, if total assets are $250,000,000 (an average account of $2,500), then the administrative expense ratio is 1.6%. The expense ratio falls as fund assets rise. David A.

Latzko, *Economies of Scale in Mutual Fund Administration*, Pennsylvania State University, York Campus, Journal of Financial Research, September 22, 1999.

102. Additionally, technological advances have increased the economies of scale and reduced the costs of providing investment advisory services to the vast number of shareholder accounts the Defendants are charged with overseeing.

103. A July 23, 1995 *Boston Globe* article also noted Fidelity's historic reputation for investing heavily in technology to streamline fund operations. The article stated the following:

> Just as Fidelity's ads created waves, so did its state-of-the-art computer systems set the industry standard. Stories abound of Johnson's fascination with computers, a passion as abiding as his father's interest in the stock market . . . For a two-year period in the mid-1980s, Johnson plowed more than $150 million into computers and backup systems each year.

104. A January 8, 2004 article in the newsletter *Running Money* entitled, "The Emerging 'One Fidelity' Juggernaut," stated the following regarding Fidelity's investments in technology:

> Fidelity spends massively on technology. [Ex-Fidelity tech executive Robert] Hegarty, now a vice president at research firm TowerGroup, says Fidelity spends $515 million a year on technology just for its asset management business – which is a jaw-dropping 10% of all IT spending in the asset management industry. "And over the last four or five years, they've gotten much smarter about managing their IT budget," he says.
>
> Thanks to better budgeting and lower tech costs, Fidelity's overall tech budget has come down from $2 billion a year to $1.8 billion. About two-thirds of the money is spent on its 7,000-strong technology staff, but the emphasis on technology starts with Johnson. "He gets more involved in technology than any other CEO on Wall Street," says Donald Haile, who oversees Fidelity's internal technology and communications infrastructure. How involved? Haile, a longtime IBM veteran before coming to Fidelity, meets with Johnson every other week and speaks with him weekly.
>
> Technology allows Fidelity to handle 81% of its customer contact over the Web, up from 78% a year earlier. That's important because a customer session online costs just 5% of one over the phone. [...]

> So Fidelity has built the most visited Web site of any mutual fund company. Fidelity.com draws more than twice as many monthly visitors as Vanguard.com, according to Nielsen/NetRatings. It even draws more Web page views than many online brokers, including Charles Schwab and E*Trade.

105. The benefits of such economies of scale belonged to the Fidelity Funds investors and should have been passed on to them through lower fees. There are higher costs inherent in running a smaller fund, and conversely, lower costs in running a larger fund. The Fidelity Funds are among the largest in the world and, accordingly, should be among the least expensive in the world to advise.

106. Nevertheless, as shown above, Fidelity Funds management and other fees steadily increased throughout the Class Period, including those for funds which grew to gargantuan proportions, such as the Magellan Fund (currently with over $65 billion in assets under management), the Contrafund (currently with over $39 billion in assets under management) and the Puritan Fund (currently with over $22 billion in assets under management). The significant increase in fees was a red flag to the Trustee Defendants that they should have been negotiating lower fees. In truth, marketing expenditures of the Fidelity Funds were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance.

107. If the Trustee Defendants reviewed written reports of the amounts expended pursuant to the Fidelity Funds Rule 12b-1 plans, and the information pertaining to agreements was entered into pursuant to the Rule 12b-1 plans, on a quarterly basis as required — which seems highly unlikely given the circumstances set forth herein — the Trustee Defendants either knowingly or recklessly failed to terminate the plans and the payments made pursuant to the Rule 12b-1 plans, even though such payments not only harmed existing Fidelity Funds

shareholders, but also were improperly used to induce brokers to breach their duties of loyalty to their prospective Fidelity Funds investors.

108. Many of the Fidelity Funds charging Rule 12b-1 fees charged investors the maximum fees permissible pursuant to the Fidelity Funds Rule 12b-1 plans. There was no reasonable likelihood that the Rule 12b-1 fees would benefit the funds or their shareholders because the fees charged to shareholders failed to reflect diminished marginal costs. Therefore, the Rule 12b-1 plans authorizing such fees should have been re-negotiated to comply with Rule 12b-1.

The Charging of Lower Fees To Institutional Investors
Illustrates That The Fees at Issue Were Excessive

109. Fees that were the result of arms-length negotiation with Fidelity's institutional investors for the same services provided to Fidelity's individual retail investors were significantly lower. The SEC recently noted its concern over the fee discrepancies when proposing a rule requiring further disclosure of directors' rationale for approving or renewing an advisory contract. The proposal states:

> Recently, concerns have been raised regarding the adequacy of review of advisory contracts and management fees by fund boards. In particular, the level of fees charged by investment advisers to mutual fund clients, especially in comparison to those charged by the same advisers to pension plans and other institutional clients, has come under scrutiny.

Disclosure Regarding Approval of Investment Advisory Contracts by Directors of Investment Companies, Release Nos. 33-8364, 34-49219, IC-26350, 2004 SEC LEXIS 298, at *8 (Feb. 11, 2004).

110. According to a recent article in Business Week, retail investors in stock mutual funds pay management fees that can be two or more times what institutional clients pay for nearly identical funds. The article cites to a study that found that "the management fee levied by

the average retail stock fund was 0.56% of assets, vs. 0.28% for a similar institutional fund." Aaron Pressman, *A Ray of Hope for Fee Fighters*, BUSINESS WEEK, September 12, 2005.

111. Recently, New York's Attorney General, Eliot Spitzer, surveyed two fund complexes and confirmed the existence of massive over-charging of fund fees by comparing institutional versus retail fees. Specifically, Mr. Spitzer testified before a Senate Subcommittee on January 27, 2004, as follows:

> Putnam's mutual fund investors were charged 40% more for advisory services than Putnam's institutional investors. In dollar terms, what this fee disparity means is that in 2002 Putnam mutual fund investors paid $290 million more in advisory fees than they would have paid had they been charged the rate given to Putnam's institutional clients.
>
> There was a similar disparity in the advisory fees charged by Alliance. Once again, mutual fund investors were charged significantly higher advisory fees than institutional investors. Specifically, Alliance's mutual fund investors paid advisory fees that were twice those paid by institutional investors. In dollar terms, this means that Alliance investors paid more than $200 million more in advisory fees than they would have paid had they been charged the rate given to Alliance's institutional clients.

Eliot Spitzer, Before the United States Senate Governmental Affairs Committee Subcommittee on Financial Management the Budget and International Security (Jan. 27, 2004).

DEFENDANTS IMPROPERLY USED FUND ASSETS TO ENTICE BROKERS TO PUSH FIDELITY MUTUAL FUNDS ON UNWITTING INVESTORS

Defendants Used Improper Means to Acquire Shelf Space at Brokerages

112. Unbeknownst to Plaintiffs and other members of the Class, Fidelity used the assets of its mutual fund investors to participate in Shelf-Space programs at various brokerages, including, but not limited to, Morgan Stanley, Salomon Smith Barney, UBS, American Express, Chase Investment Services Corp., Citicorp Investment Services, Linsco/ Private Ledger, Piper Jaffray, and Wachovia Securities. Fidelity improperly paid these and other brokerages

aggressively to push Fidelity mutual funds on unwitting investors. These arrangements were significant to Fidelity as revenue sharing arrangements have been known to increase ten-fold the amount of money received by mutual funds. However, the arrangements between Fidelity and the brokerages were illegal because Defendants (1) used excessive fees to pay for these arrangements; (2) failed to share any of the economies of scale created by these arrangements; and (3) failed to disclose the magnitude and nature of these arrangements to investors. Practices such as Fidelity's have led to investigations by the SEC, NASD and various state regulators. To date, these investigations have resulted in the fine and censure of Morgan Stanley and American Express for their acceptance of improper inducements from Fidelity and others.

113. Furthermore, Fidelity had to pay *more* for Shelf Space than other funds to appear on a brokers' preferred lists because it was disliked by brokerage firms, such as Merrill Lynch. According to a former employee who worked with Fidelity Investments Institutional Services of Fidelity, many of the brokerage firms disliked Fidelity because it was the first company to sell directly to investors and cut out brokers.

114. Fidelity's intention to charge reverse advisory fees is evidenced through the direction it gave its fund managers. Fidelity created incentives for the managers of the portfolios to increase assets under management. According to a *Wall Street Journal* article, filings by Fidelity Investments explain how bonuses for Robert Stansky, manager of the Fidelity Magellan Fund, are based, in part, on his success at growing the assets he manages, regardless of whether such growth is a result of returns on the funds investments or sales of shares in the fund. *See* Ian McDonald, *It Pays to Run a Mutual Fund*, THE WALL STREET JOURNAL, May 6, 2005.

Participation in Improper "Shelf-Space" Programs with Morgan Stanley and Others

115. Fidelity participated in Shelf Space programs at brokerages such as Morgan Stanley, Salomon Smith Barney, UBS, American Express, Chase Investment Services Corp., Citicorp Investment Services, Linsco/ Private Ledger, Piper Jaffray, and Wachovia Securities.

116. Pursuant to the Shelf Space program agreements, brokers steered unwitting clients into Fidelity Funds because they were paid more for Fidelity Funds than other mutual funds.

117. The Shelf Space program Fidelity participated in at Morgan Stanley was called the "Partners Program." The Partners Program was nothing more than a series of veiled payments by Fidelity to induce Morgan Stanley to steer unwitting investors into Fidelity Funds. Under the Partner's Program, Morgan Stanley brokers improperly pushed Fidelity Funds on unwitting clients because they received more cash to do so.

118. According to former Morgan Stanley brokers and internal Morgan Stanley documents, pursuant to the Partners Program, Morgan Stanley adopted a broker "Incentive Compensation" payout grid that provided up to 3% greater compensation for "asset-based products" versus "transaction-based products." Fidelity Funds were classified as "asset-based products," while non-Partner Program funds were classified as "transaction-based products" and resulted in a smaller payout to the brokers.

119. Because of the improper inducements paid by Fidelity, Morgan Stanley's management made it clear through firm-wide memos that it wanted its brokers to take advantage of the payout grid by directing investors into Fidelity Funds. As stated by Bruce Alonso, the managing director of Morgan Stanley's Investor Advisory Services Division, in a firm-wide message entitled "An Important Message from Bruce Alonso Regarding the 2003 Compensation Plan" circulated throughout Morgan Stanley in December of 2002: "the recently announced

2003 Compensation Plan provides you with the opportunity to increase your overall compensation by focusing on asset-based products," *i.e.*, Fidelity Funds.

120. Under the compensation grid discussed above, for instance, a broker whose annual production was over $1 million received 42% of the commissions on "asset-based products" and 40% of the commissions on "transaction-based products." Accordingly, brokers generally received a higher payout from the sale of the Fidelity Funds than "non-Partner" mutual funds.

121. Additionally, in order to further push Fidelity Funds and reap the benefits of the extra inducements from Fidelity, Morgan Stanley management gave Fidelity Funds priority placement in the review of fund materials to be distributed to Morgan Stanley brokers; gave Fidelity access to Morgan Stanley's branch system at the branch managers' discretion; gave Fidelity direct access to Morgan Stanley brokers; included Fidelity in Morgan Stanley broker events; and invited Fidelity to participate in programs broadcasted to brokers over Morgan Stanley's internal systems.

122. Defendants' participation in Shelf-Space programs through the means described above created undisclosed, insurmountable conflicts of interest. For example, Fidelity's participation in the Shelf-Space program at Morgan Stanley created a carnival atmosphere where brokers did everything they could to steer clients into Fidelity Funds in order to line their own pockets with money and prizes provided by Fidelity, with absolutely no concern for the well-being of their clients.

Excessive Investment Adviser Fees Were Improperly Used To Pay For Revenue Sharing

123. Defendants charged the Funds and their investors inflated advisory fees to pay part of Defendants' revenue sharing agreements. However, these fees should have been subject to Rule 12b-1 since they dealt with distribution. Advisory fees paid to an investment adviser

with the intent of allocating a certain amount towards distribution practices, such as revenue sharing, where the investment adviser and its affiliates claim to make payments from their own profits, are regulated under Rule 12b-1 and Section 36(b). As the SEC explained, "Rule 12b-1 could apply . . . in certain cases in which the adviser makes distribution related payments out of its own resources.... 'if ***any allowance*** were made in the investment adviser's fee to provide money to finance distribution.'" *Investment Company Act of 1940 Rule 12b-1*, 1998 SEC No-Act. Lexis 976, at *16 (citing *Payment of Asset-Based Sales Loads By Registered Open-Ended Management Investment Companies*, Investment Company Act Release No. 16431, 1988 SEC LEXIS 1206 (June 13, 1988)) (emphasis added). Defendants paid for part of these revenue sharing arrangements through advisory fees to circumvent sales limits placed on distribution.

124. According to a former employee who worked in the investments institutional services department at Fidelity for 6 years, "[w]hat they do is they pull out the management fees (annually) from these accounts, from each of these funds and this is done on each fund, these fees would be added up and a check would be written to Merrill management." The former employee also added that the check was designated "education purposes" even though the brokers were getting the money. Also, Fidelity used what it euphemistically termed "meeting support" or "meeting fees" as a method of directing excessive payments to brokerage houses for their directing unwitting investors into Fidelity Funds. Thus, aware that their practices were improper, Defendants went out of their way to hide their Shelf Space program agreements.

125. The Distribution and Service Plan between the Distributor Defendant and Fidelity's Advisor Diversified International Fund, dated December 27, 1999, which is similar to other distribution agreements during this year of the Class Period, states:

> To the extent that payments made by the Portfolio to the Adviser, including payment of management fees, should be deemed to be indirect

> financing of any activity primarily intended to result in the sale of shares of the Portfolio within the context of Rule 12b-1 under the Act, then such payments shall be deemed to be authorized by this Plan.

This "disclosure" is inadequate because it fails to disclose that the payments made pursuant to the 12b-1 plan primarily benefit the advisers rather than the shareholders from whose assets the payments are made.

126. Subsequent to heightened scrutiny regarding these relationships, this language was later amended. According to a Fidelity Magellan Fund SAI, dated May 21, 2003:

> Under the Plan, if the payment of management fees by the fund to FMR is deemed to be indirect financing by the fund of the distribution of its shares, such payment is authorized by the Plan. The Plan specifically recognizes that FMR may use its management fee revenue, as well as its past profits or its other resources, to pay FDC for expenses incurred in connection with providing services intended to result in the sale of fund shares and/or shareholder support services. In addition, the Plan provides that FMR, directly or through FDC, may pay significant amounts to intermediaries, such as banks, broker-dealers, and other service providers, that provide those services....
>
> Prior to approving the Plan, the Trustees carefully considered all pertinent factors relating to the implementation of the Plan, and determined that there is reasonable likelihood that the Plan will benefit the fund and its shareholders. In particular, the Trustees noted that the Plan does not authorize payments by the fund *other than those made to FMR under its management contract with the fund."*

(Emphasis added.) This revised language demonstrates the inadequacy of the language from the 1999 agreement and is itself inadequate because it still fails to disclose that the payments made pursuant to the Plan primarily benefit the Investment Advisers Defendants and provide incidental, or no, benefit to the shareholders, from whose assets the payments are made. Moreover, while the Plan identifies the advisory fee as being part of the 12b-1 distribution costs, it fails to state how much of the advisory fee goes to distribution and whether this amount is within the allowable NASD limits for 12b-1 fees.

Fidelity Charged Its Overhead To Fidelity Investors, Despite Its Own In-House Expertise In Financial Investment Research, And Secretly Paid Excessive Commissions Under the Guise of "Soft Dollars"

127. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting that transaction, if such person determined in good faith that such amount of commission was reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §28(e) (emphasis added). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

128. Since its inception, Fidelity has actively promoted itself as, and earned a reputation for being, a paragon of financial investment research firms. Fidelity touts the fact that it has poured hundreds of millions of dollars into its own proprietary research apparatus, thus presumably obviating the need for reliance on outside research. Yet, contrary to Fidelity's reputation for cultivating its enormous in-house research staff, Fidelity went far beyond what is

permitted by the Section 28(e) safe harbor by paying third parties for "research services" that provided no reasonable benefits to Fidelity Funds investors. *See, e.g.*, www.investopedia.com.

129. As stated on the Fidelity website, "When Edward C. Johnson 2d became president and director of the small, Boston-based Fidelity in 1943, he instituted an approach to money management that remains the hallmark of Fidelity's investment culture today. Mr. Johnson believed that making money for shareholders was best accomplished through intensive market research . . . " http://personal.fidelity.com/products/funds/content/approach.html.

130. Fidelity currently markets itself to investors as the employer of the "largest staff of portfolio managers, analysts and traders in the mutual fund industry, more than 600 worldwide." *Id.* Each one, according to the company's website, "shares one common trait with Mr. Johnson: a deep and abiding passion for research." *Id.* "[Fidelity's] team of analysts," according to the site, "publishes nearly 25,000 research reports annually and follows more than 4,800 companies, arming [its] fund managers with every resource available to uncover new investment opportunities in the global marketplace." *Id.* On its international site, Fidelity stresses that "[w]ith over 450 fund managers and analysts, we believe our research resources are unrivaled within the industry. These investment professionals carry out in-depth analysis to uncover the best opportunities, following our proven bottom-up stockpicking approach." http://www.fidelity-international.com/about.

131. On August 31, 1998, *Financial News* announced that "Fidelity Investments has the best global in-house equity research, according to a poll of polls." Together with Capital Group, the article stated, "[t]he two firms form an elite of global in-house research and have an astonishing lead over third-placed JP Morgan Investment Management."

132. In February 2004, the *South China Morning Post* announced that Fidelity had won yet another award for its research, the paper's 2003 Fund Manager of the Year Award. Douglas Naismith, managing director of Fidelity Investments in Hong Kong, told the paper:

> We are a research-driven company and that is our investment philosophy, quite simply. You need a big in-house research team to attain the consistency. You need to know what companies you want to hold and what companies you do not want to hold -- you need to know both sides of the coin.

Mr. Naismith further stated that generating sound, thoroughly researched investment ideas is "crucial" to Fidelity's achievement of outstanding performance.

133. Inconsistent with its highly-touted reputation for in-house research, Fidelity exceeded the bounds of the Section 28(e) safe harbor by using Soft Dollars to pay overhead costs, thus charging Fidelity Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the investment advisers' fiduciary duties, properly should have been borne by Fidelity. Fidelity also paid excessive commissions to broker-dealers, which, insofar as they were given under the guise of Soft Dollars, were a sham and utterly unjustifiable in light of Fidelity's in-house research apparatus. The purpose of these payments and Fidelity's directing brokerage business to firms that favored Fidelity Funds was to induce the brokers to steer their clients to Fidelity Funds. Such payments and directed brokerage payments were used to fund sales contests and other undisclosed financial incentives to push Fidelity Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to Fidelity Funds regardless of the Funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty. By paying the excessive brokerage commissions, Fidelity also violated Section 12(b) of the Investment Company Act because such payments were not made pursuant to valid Rule 12b-1 plans.

134. In a June 28, 2004 article entitled "Fidelity Toughens Up Against Soft Dollars For Market Data -- Fidelity to Cease Paying Extra to Get Data From Brokers," *The Wall Street Journal* reported that Fidelity was discontinuing its Soft Dollar payments to brokers for certain services. The story stated the following:

> Starting July 1, the nation's largest mutual-fund company will stop paying extra sums in brokerage commissions to gain access to market data from Bloomberg LP and other information providers, Fidelity Investments executives said. Instead, Fidelity will buy such services directly, paying cash out of its own pocket.
>
> * * *
>
> Eric Roiter, general counsel of Fidelity's investment-management arm, said the decision to pay directly for market data is expected to cost Fidelity $40 million to $50 million this year. Mr. Roiter said the company is negotiating with brokers to return commission money formerly earmarked for market data back to the mutual funds, where it will lower investor expenses. "We are simply putting our money where our mouth is," Mr. Roiter said. "We hear the consternation about soft dollars."
>
> Boston-based Fidelity isn't changing the way it pays for investment research, the biggest chunk of its soft-dollar payments. Fidelity said its stock mutual funds last year paid $815 million in commissions, of which it estimates about $160 million went for soft-dollar research and market data. Overall, mutual-fund and other institutional investors shelled out $1.24 billion last year in soft-dollar payments, down from $1.52 billion in 2002, according to consultant Greenwich Associates.

Fidelity's recognition of the impropriety of such payments, as well as its purported response to the growing scrutiny over the propriety of Soft Dollars is an admission that it previously had been overcharging the Funds and their investors for research during the Class Period, and that reducing or eliminating them can directly lower investors' expenses.

135. According to the Statement of Additional Information, during the fiscal year ended October 31, 2002, the Fidelity Diversified International Fund alone paid $7,085,357 in commissions to firms for providing research services. The excessive commissions did not fund any services that benefited the Fidelity Funds shareholders, and these practices materially

harmed Plaintiffs and other members of the Class from whom the Soft Dollars and excessive commissions were taken.

136. Additionally, according to the September 12, 2005 BUSINESS WEEK article discussed above, the Fidelity Funds, similar to other members of the industry, have a practice of charging lower management fees to institutional clients than to ordinary mutual fund investors through their mutual fund holdings. This discriminatory treatment cannot be justified by any additional services to the ordinary investor and is a further breach of fiduciary duties. In the words of Morningstar analyst Kunal Kapoor, "[f]ees for a firm's retail products should not be materially different from management fees for a firm's institutional offerings. Though we appreciate the added costs of servicing smaller accounts, those expenses needn't show up in the management fees." Kunal Kapoor, "The Standards That We Expect Funds to Meet," Morningstar.com, Dec. 8, 2003.

The Improper Use of Excessive Commissions and Directed Brokerage Business

137. The Investment Adviser Defendants and Distributor Defendant, under the Trustees' "supervision," used excessive commissions and directed brokerage business to compensate broker-dealers who steered their clients into Fidelity Funds as part of *quid pro quo* Shelf-Space arrangements between Fidelity and various brokerages. Such payments and directed brokerage payments were used to fund sales contests and other undisclosed financial incentives to further push Fidelity Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients into Fidelity Funds regardless of the Funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty.

138. According to the management contract between Fidelity Adviser Series VIII: Fidelity Advisor Value Leaders Fund and Fidelity Management & Research Company, the Adviser :

> shall use its best efforts to seek to execute portfolio transactions at prices which are advantageous to the Portfolio and at commission rates which are reasonable in relation to the benefits received... The Trustees shall periodically review the commissions paid by the Portfolio to determine if the commissions paid over representative periods were reasonable in relation to the benefits to the Portfolio.

Fidelity Emerging Asia Funds, Class A & Class T, 12/27/2002.

139. However, these contract terms were meaningless because the Investment Adviser and Distributor Defendants chose brokers based on the benefits Defendants received from using those brokers lavish entertainment to the brokers pushing Defendants' Funds on potential investors. Meanwhile, the Trustees failed to adequately inform themselves as to whether these brokerage commissions were used to benefit investors (they were not) or to discover the conflicts of interests that existed that should have been disclosed. In addition, the fund's distribution agreements in effect for various classes of shares during the Class Period required the Trustees to review brokerage commissions. According to the distribution agreements, brokerage commissions were used to pay for 10% of the funds' 12b-1 plans.

140. In addition to corroding the broker-investor relationship, Defendants' misuse of directed brokerage commissions to pay for the Shelf-Space arrangements decreased the transparency of the Fund costs to advisers. Monies spent through directed brokerage do not show up as expenses, but are merely reflected as a decrease in investors' returns. The opaqueness of this form of payment also allowed the Investment Adviser and Distributor Defendants a way to circumvent 12b-1 fee limits placed by the NASD.

141. By paying the excessive commissions and directing brokerage business to participate in Shelf Space programs, the Investment Adviser Defendants and Distributor Defendant violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan. According to Eric Roiter, senior vice president and

general counsel to Fidelity, in responses to the SEC's heightened focus on revenue sharing arrangements, Fidelity Management amended its 12b-1 plans to authorize broker commissions to be used for distribution. Fidelity Amends 12b-1 Plans, www.funddirections.com, October 23, 2003. *See, e.g.*, http://www.fpanet.org/journal/BetweenTheIssues/Essays/110104A.cfm.

142. The excessive commissions and directed brokerage business created by Fidelity did not pay for any services that benefited the Fidelity Funds' shareholders. This practice materially harmed Plaintiffs and other members of the Class from whom the excessive fees were taken. In fact, the Investment Adviser Defendants and their affiliates profited from the improper use of Fund assets because it resulted in an increase in the size of the Funds and, thus, the size of their asset-based fees. This increase in fees bore no reasonable relation to the services rendered.

143. In 2002, the Jefferies Group, a brokerage firm that coveted Fidelity's brokerage business, used its Fidelity entertainment budget of $1.5 million per year to solicit Fidelity's business. Fidelity employees enjoyed expensive dinners, private air travel, ritzy golf outings and tickets to premier sports events like the Wimbledon tennis championship. Subsequent to these lavish events, Jefferies Group obtained more brokerage business from Fidelity. In early 2002, Jefferies ranked 50th among securities firms in terms of brokerage commissions received from Fidelity, but by early 2005, Jefferies had moved up to 15th place. Susanne Craig and John Hechinger *Entertaining Excess: Fishing for Fidelity Business, One Firm Employed Lavish Bait,* THE WALL STREET JOURNAL, Aug. 11, 2005, at A1.

144. One of the more lavish entertainment events was a $100,000 bachelor party for one of Fidelity's stock traders, Thomas H. Bruderman ("Bruderman"). The party was allegedly paid for by major brokerage firms who were either thanking Bruderman for sending them business, trying to generate business, or both. The party started with private jet trips to Miami

where the party members chartered a private yacht. The $100,000 party for one Fidelity employee indicates that Fidelity's outside brokers earn a healthy profit. Susanne Craig and John Hechinger, *A Wall Street Affair: This Bachelor Party Gets Lots of Attention*, THE WALL STREET JOURNAL, July 18, 2005.

145. Fidelity is presently under investigation for receiving lavish gifts and entertainment in exchange for traders directing lucrative brokerage to certain brokers. Fidelity has received two notices from the SEC regarding such practices. Fidelity is also being investigated by the NASD and federal prosecutors in Boston. *Fidelity receives second SEC warning*, CNNMoney, Sept. 23, 2005; *see also* http://money.cnn.com/2005/09/23/funds/scandal_fidelity.reut/index.htm.

The SEC and NASD Have Condemned the Practices Such As Fidelity's Alleged Herein

146. On January 14, 2004, THE WALL STREET JOURNAL published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." Citing "a person familiar with the investigation," the article noted that the SEC was "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to brokerage firms that favor those fund companies' products." The article stated in pertinent part as follows:

> **The SEC has been probing the business arrangements between fund companies and brokerage firms since last spring**. It held a news conference yesterday to announce **it has found widespread evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements**.
>
> Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage firms.

The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund.

People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.

Id. (emphasis added).

147. On June 8, 2005, the NASD fined 14 brokerage firms a total of $30 million for directed brokerage violations, where they accepted directed brokerage to satisfy revenue sharing arrangements. *Fidelity had arrangements with 11 of the 14 brokerage firms that were fined.*

148. According to the NASD press release:

The mutual fund complexes that participated in these programs paid extra fees for enhanced visibility. The additional fees were typically based on a combination of sales and/or assets under management by the brokerage firm.

* * *

The retail firms generally monitored the amount of directed brokerage received to ensure that the fund complexes were satisfying their revenue sharing obligations. The use of directed brokerage allowed the fund complexes to use assets of the mutual funds instead of their own money to meet their revenue sharing obligations.

See NASD Charges 15 Firms with Directed Brokerage Violations, Imposes Fines Totaling More than $34 Million (June 8, 2005).

The Fine and Censure of Morgan Stanley, Citigroup Global Corp., American Express, Linsco/Private Ledger Corp., Piper Jaffray And Other Brokers For Their Kickback Arrangements With Fidelity And/or Other Fund Complexes

Morgan Stanley

149. Morgan Stanley is just one of the brokerage houses to which Fidelity made excessive and improper inducement payments in order to have Fidelity Funds pushed on Morgan Stanley investors. For its role in accepting these payments from Fidelity, among other wrongdoing, Morgan Stanley has been fined and censured by the SEC and NASD and has agreed to pay fines totaling $50 million.

150. With respect to this Shelf-Space program, which involved Fidelity, Stephen M. Cutler, Director of the SEC's Division of Enforcement, stated that unbeknownst to investors, "Morgan Stanley received monetary incentives -- in the form of 'Shelf-Space' payments -- to sell particular mutual funds to its customers. When customers purchase mutual funds, they should understand the nature and extent of any conflicts of interest that may affect the transaction."

151. In fining and censuring Morgan Stanley, the SEC stated that the Shelf-Space program in which Fidelity participated violated Section 17(a)(2) of the Securities Act. Section 17(a)(2) expressly prohibits:

> [T]he use of any means or instruments of transportation or communication in interstate commerce or by the use of the mails, directly or indirectly…to obtain money or property by means of any untrue statement of a material fact or any omission to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

152. The investigations by the SEC and NASD and the resulting settlement with Morgan Stanley, have received wide praise, including from members of Congress. As stated by Sen. Peter Fitzgerald (R-Ill.), who is leading a Congressional inquiry into the mutual funds industry:

> [The] settlement "goes to show that the mutual fund managers as well as broker dealers have too often viewed mutual fund shareholders as sheep to be sheared."... "Congress has to figure out the variety of ways people are being sheared so that we can stop it."

Brook A. Masters and Kathleen Day, *Morgan Stanley Settles with SEC, NASD; Firm Accused of Failing to Disclose Funds' Payments*, THE WASHINGTON POST, Nov. 18, 2003, at E1.

Citigroup

153. The SEC brought an action against Citigroup Global Markets, Inc. ("CGMI") for the practices alleged in this Complaint. According to its website, Citigroup Investment Services, with its clearing firm, CGMI, is one of the brokerage firms with which Fidelity had revenue sharing arrangements. According to an SEC Administrative Order, CGMI failed adequately to disclose its revenue sharing program to investors. Although it stated that CGMI relied on fund prospectuses and SAIs to satisfy its disclosure obligations regarding its revenue sharing program, the SEC found that these fund prospectuses and SAIs:

> were generally vague and lacked sufficient information to inform CGMI's customers of the nature and scope of CGMI's revenue sharing program. For example, the prospectuses and SAIs did not specifically disclose the magnitude of the revenue sharing payments that CGMI received from the complexes or that certain fund complexes had greater access to, or increased visibility in, CGMI's retail network. As a result, CGMI's customers were not provided with sufficient information to appreciate the dimension of the conflict of interest the revenue sharing program created.

See SEC Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions In the Matter of Citigroup Global Markets, Inc. (Mar. 23, 2005).

154. The SEC found that CGMI's actions "willfully violated" section 17(a)(2) and Rule 10b-10.

American Express

155. On February 17, 2005, the New Hampshire Bureau of Securities Regulation commenced an action against brokerage firm American Express alleging that it violated several provisions of the New Hampshire Uniform Securities Act, including failure to disclose to New Hampshire financial planning clients the conflicts of interest that permeated the investment adviser relationship. For example, American Express failed to disclose revenue sharing and directed brokerage arrangements (the very misconduct at issue in this Complaint) with certain mutual funds. According to American Express's website, Fidelity had a revenue sharing agreement with American Express. On July 12, 2005, American Express agreed to settle the New Hampshire action for a total of $7.4 million, including $5 million in penalties and restitution of up to $2 million, in addition to certain therapeutic relief.

Linsco/Private Ledger Corp.

156. According to recent disclosures by Linsco/Private Ledger Corp. on its website, which are similar to the disclosures by other brokerage firms, ***Fidelity is one of the fund families that is part of the revenue sharing program referred to as "LPL's Sponsorship Program."*** The NASD found that Linsco/Private Ledger was one of many broker-dealers that operated Shelf-Space programs that provided certain benefits to a relatively small number of mutual fund complexes in return for directed brokerage.

Piper Jaffray

157. Piper Jaffray was fined by the NASD on February 22, 2005 for directed brokerage and subsequently began to disclose the fund families with which it had arrangements. *The disclosure includes Fidelity as one of the fund families with which it had a revenue sharing agreement.* NASD found that Piper Jaffray operated "preferred partner" or "Shelf-Space" programs, giving favorable treatment to funds offered by certain mutual fund companies in

return for brokerage commissions and other payments. That special treatment included higher visibility on the firms' internal websites, increased access to the firms' sales forces, participation in "top producer" or training meetings, and promotion of their funds on a broader basis than was available for other funds. *See NASD Fines Quick & Reilly, Piper Jaffray $845,000 For Directed Brokerage Violations* (Feb. 22, 2005). According to Piper Jaffray's website, Fidelity had a revenue sharing agreement with Piper Jaffray.

158. Piper Jaffray's conduct violated NASD's "Anti-Reciprocal Rule," which prohibits firms from favoring the sale of shares of particular mutual funds on the basis of brokerage commissions. Piper Jaffray, which operated its preferred partner program from 1998 to 2003, included only 12 to 15 fund complexes in the program at a time (always including Fidelity), but sold funds offered by more than 100 fund complexes. The participating mutual fund companies paid Piper Jaffray extra fees in addition to regular sales fees. Piper Jaffray negotiated those extra payments with mutual fund companies each year, asking for minimum payments of $100,000 to $125,000. Some fund complexes paid a flat fee; others paid amounts based on a percentage of gross fund sales and/or the average daily assets under management for the fund complex.

Actions Against Other Mutual Fund Advisers/Distributors/Affiliates

159. In actions to date involving Massachusetts Financial Services, Co., Franklin Templeton Distributors, Inc., Putnam Investment Management, LLC, American Funds Distributors, Inc., OppenheimerFunds, Inc. and OppenheimerFunds Distributor, Inc., as well as PIMCO Funds' PA Fund Management LLC, PEA Capital LLC and PA Distributors LLC, the SEC (along with other regulators) has condemned the revenue sharing and directed brokerage practices at issue in this Complaint, stating that they create insurmountable, undisclosed conflicts of interest in violation of the securities laws.

160. As established in a recent Administrative Proceeding against Massachusetts Financial Services, Inc. ("MFS") for similar practices complained of herein:

> **MFS Did Not Adequately Disclose to MFS Shareholders that it Allocated Fund Brokerage Commissions to Satisfy Strategic Alliances.**
>
> * * *
>
> Specifically, Item 16(c) of the Form N-1A requires a description in the SAI of "how the Fund will select brokers to effect securities transactions for the Fund" and requires that "[i]f the Fund will consider the receipt of products or services other than brokerage or research services in selecting brokers, [the Fund should] specify those products or services."
>
> * * *
>
> **The SAIs did not adequately disclose to shareholders that MFS had entered into bilateral arrangements in which it agreed to allocate specific negotiated amounts of fund brokerage commissions, subject to best execution, to broker-dealers for "shelf space" or heightened visibility within their distribution systems.**

See March 31, 2004 SEC Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings and Imposing Remedial Sanctions against MFS, File No. 3-11450, *available at* http://www.sec.gov/litigation/admin/ia-2224.htm. (Emphasis added.)

161. On September 15, 2004, mutual fund advisor PIMCO and its affiliates entered into a settlement with the SEC. Similar to the allegations in this Complaint against Fidelity, the SEC charged PIMCO entities with failing to disclose their use of directed brokerage to pay for "shelf space" at brokerage firms. The SEC press release stated:

> The Securities and Exchange Commission announced today a settled enforcement action against the investment adviser, sub-adviser, and principal underwriter and distributor for the PIMCO Funds Multi-Manager Series funds (the PIMCO MMS Funds). The suit charges the entities with **failing to disclose to the PIMCO MMS Funds' Board of Trustees and shareholders material facts and conflicts of interest that arose from their use of**

> **directed brokerage on the PIMCO MMS Funds' portfolio transactions to pay for "shelf space" arrangements with selected broker-dealers.**
>
> * * *
>
> Stephen M. Cutler, Director of the SEC's Division of Enforcement, stated, "An investment adviser's undisclosed use of mutual fund assets to defray the adviser's, or an affiliated distributor's, own marketing expenses is a breach of the adviser's duty. Our action today — like the action brought by the Commission against Massachusetts Financial Services Company some six months ago — demonstrates the Commission's resolve to ensure that mutual fund shareholders know how their money is being spent."

See Press Release, U.S. Securities and Exchange Commission, SEC Charges PIMCO Entities with Failing to Disclose Their Use of Directed Brokerage to Pay for Shelf Space at Brokerage Firms (Sept. 15, 2004) (on file with author), *available at* http://www.sec.gov/new/press/2004-130.htm (emphasis added).

162. On December 13, 2004, the SEC announced a settlement of charges against mutual fund investment adviser Franklin Advisers, Inc. and Franklin Templeton Distributors (collectively "Franklin") "alleging that Franklin, without proper disclosure, used fund assets to compensate brokerage firms for recommending the Franklin Templeton mutual funds over others to their clients." The SEC press release continued:

> This practice is known as compensating brokerage firms for "shelf space." As part of the settlement, Franklin agreed to pay $1 in disgorgement and a $20 million penalty as well as undergo certain compliance reforms.
>
> * * *
>
> The use of brokerage commissions to compensate brokerage firms for marketing created a conflict of interest between FA and the funds because FA benefited from the increased management fees resulting from increased fund sales. Mutual funds that follow this practice of using brokerage commissions for marketing have an incentive to do their fund portfolio trading through brokerage firms that might not be the best choice for fund shareholders. FA was

> required, but failed, to disclose adequately the arrangements to the boards so they could approve this use of fund assets, and to shareholders so they could be informed when making investment decisions.

See Press Release, U.S. Securities and Exchange Commission, Franklin Advisers and Franklin Templeton Distributors to Pay $20 Million to Settle Charges Related to Use of Brokerage Commissions to Pay for Shelf Space (Dec. 13, 2004) (on file with author), *available at* http://www.sec.gov/news/press/2004-168.htm.

163. Further illustrating that the NASD views directed brokerage payments as improper, a February 16, 2005 press release regarding the NASD's filing of a complaint against American Funds Distributors states:

> American Funds Distributors, Inc. [ ] violat[ed] NASD's Anti-Reciprocal Rule by directing approximately $100 million in brokerage commissions over a three-year period to about 50 brokerage firms that were the top sellers of American Funds.
>
> * * *
>
> The commissions were payments for executing trades for the American Funds' portfolio that were directed to the brokerage firms as additional compensation for past sales of American Funds, and to ensure that American Funds would continue to receive preferential treatment at those firms.
>
> * * *
>
> "Prior cases in this area have focused on retail firms that received directed brokerage payments from mutual fund companies in exchange for giving preferential treatment to their funds," said NASD Vice Chairman Mary L. Schapiro. ***"Today's action makes clear that it is just as impermissible to offer and make such payments as it is to receive them."***

See News Release, NASD Press Room, NASD Charges American Fund Distributors, Inc. With Arranging $100 Million in Directed Brokerage Commissions for Top Sellers of American Funds

(Feb. 16, 2005) (on file with author), *available at* http://www.nasd.com/web/idcplg?IdcService=SS_GET_PAGE&ssDocName=NASDW_013358 (emphasis added).

164. In the September 14, 2005 settlement with the SEC of charges against mutual fund investment adviser OppenheimerFunds, Inc. ("OFI") and OppenheimerFunds Distributor, Inc. ("OFDI") (collectively, "Oppenheimer"), which alleged that Oppenheimer used brokerage commissions on trades executed for Oppenheimer funds to reduce the revenue sharing obligations it had with certain broker-dealers, the SEC noted that:

> By using Fund assets in the form of brokerage commissions, OFI and OFDI avoided having to expend their own assets to meet revenue sharing obligations ... [Oppenheimer] failed to inform the Funds' shareholders in the Funds' prospectuses or Statements of Additional Information ("SAIs") that OFI and OFDI used the Funds' assets to reduce OFDI's revenue sharing obligations.
>
> * * *
>
> OFI, as a fiduciary, had a duty to disclose conflicts of interest to the Fund Boards and to disclose material information that would expose the actual and potential conflicts of interest it faced relating to the use of Fund assets in connection with revenue sharing arrangements.

See September 14, 2005 SEC Order Instituting Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions against Oppenheimer Funds Inc., File No. 3-12038 ("Oppenheimer SEC Order"), *available at* http://www.sec.gov/litigation/admin/34-52420.pdf (emphasis added).

165. The actions of the Fidelity Defendants described herein are no different from those already condemned by the SEC and others.

THE PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

166. Plaintiffs and other members of the Class were entitled to receive one or more of the prospectuses (the "Prospectuses"), pursuant to which the Fidelity Funds shares were offered,

each of which, as described below, contained substantially the same materially false and misleading omissions regarding shelf space arrangements and revenue sharing/directed brokerage, 12b-1 fees, commissions and Soft Dollars.

167. For example, the Prospectus dated December 30, 2002 for Funds offered by Fidelity Investment Trust, which includes the Fidelity Diversified International Fund, is typical of Prospectuses available for other Fidelity Funds. With respect to 12b-1 fees, revenue sharing and directed brokerage, it stated the following:

> **Each fund has adopted a Distribution and Service Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 that recognizes that FMR may use its management fee revenues, as well as its past profits or its resources from any other source, to pay FDC for expenses incurred in connection with providing services intended to result in the sale of fund shares and/or shareholder support services. FMR, directly or through FDC, may pay significant amounts to intermediaries, such as banks, broker-dealers, and other service providers [sic], that provide those services. Currently, the Board of Trustees of each fund has authorized such payments.**
>
> If payments made by FMR to FDC or to intermediaries under a Distribution and Service Plan were considered to be paid out of a fund's assets on an ongoing basis, they might increase the cost of your investment and might cost you more than paying other types of sales charges.
>
> * * *
>
> FMR may allocate brokerage transactions in a manner that takes into account the sale of shares of a fund, provided that the fund receives brokerage services and commission rates comparable to those of other broker-dealers.

(Emphasis added).

168. The Prospectus failed to disclose, *inter alia*, the following material facts:

(a) that Defendants authorized the payment from Fund assets of excessive commissions to broker-dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12(b) of the Investment Company Act and unprotected by any "safe harbor";

(b) that Defendants directed brokerage payments to firms that favored Fidelity Funds, which was a form of marketing that was not disclosed in or authorized by the Fidelity Funds' Rule 12b-1 plans;

(c) that the Fidelity Funds' Rule 12b-1 plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plans were in violation of Section 12 of the Investment Company Act because, among other reasons, the plans were not properly evaluated by the Trustee Defendants and there was not a reasonable likelihood that the plans would benefit the company and its shareholders;

(d) that any economies of scale achieved by marketing of the Fidelity Funds to new investors were not passed on to Fidelity Funds investors and were instead retained by the Investment Adviser and Distributor Defendants;

(e) that Defendants improperly used Soft Dollars and excessive commissions, paid from Fidelity Funds assets, to pay for overhead expenses, the cost of which should have been borne by the Investment Adviser and Distributor Defendants and not Fidelity Funds investors; and

(f) that the Trustee Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that they failed to monitor and supervise the other Defendants and that, as a consequence, those other Defendants were able to systematically skim millions and millions of dollars from the Fidelity Funds and their investors.

Material Omissions Regarding Revenue Sharing

169. The May 21, 2002 Prospectus for the Fidelity Magellan Fund is identical in substance to all Prospectuses issued during the Class Period. With regard to revenue sharing arrangements, it states:

> FDC may compensate intermediaries that satisfy certain criteria established from time to time by FDC relating to the level or type of services provided by the intermediary, the sale or expected sale of significant amounts of shares, or other factors.

170. The Prospectus is materially false and misleading in that it failed to disclose, *inter alia,* the following material facts:

(a) that the Investment Adviser Defendants and/or Distributor Defendant used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "Shelf-Space" programs whereby the broker steered clients into Fidelity Funds;

(b) that the Investment Adviser Defendants and/or Distributor Defendant used brokerage commissions over and above those allowed by Rule 12b-1 to pay for the "Shelf-Space" programs;

(c) that the Investment Adviser Defendants and/or Distributor Defendant directed brokerage payments to firms that favored Fidelity Funds to satisfy bilateral arrangements with brokerages pursuant to "Shelf-Space" programs, and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Fidelity Funds Rule 12b-1 plan;

(d) that the Investment Adviser Defendants and/or the Distributor Defendant compensated themselves out of investor assets for any payment made pursuant to revenue sharing agreements;

(e) that such revenue sharing payments created undisclosed conflicts of interest;

(f) that the Fidelity Funds' Rule 12b-1 plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(g) that any economies of scale achieved by marketing of the Fidelity Funds to investors were not passed on to Fidelity Funds investors, but rather, as the Fidelity Funds grew, fees charged to Fidelity Funds investors continued to increase with no change in the level of services provided by Defendants; and

(h) that the Trustee Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendants and their affiliates and, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the Fidelity Fund investors.

171. The gross inadequacy of any so-called disclosure regarding revenue sharing becomes more clear when examining the new revenue sharing disclosures. Subsequent to the SEC's focus on revenue sharing arrangements, which were included in the May 28, 2004 supplement to Fidelity Magellan Fund:

> FDC or an affiliate may compensate intermediaries that distribute and/or service investors in the fund, or, at the direction of a retirement plan's named fiduciary, make payments to intermediaries for certain plan expenses or otherwise for the benefit of plan participants and beneficiaries. A number of factors are considered in determining whether to pay these additional amounts. In certain situations, such factors may

> include, without limitation, the level or type of services provided by the intermediary, the level or expected level of assets or sales of shares, the placing of the funds on a preferred or recommended fund list, access to an intermediary's personnel, and other factors. In addition to such payments, FDC or an affiliate may offer other incentives in the form of sponsorship of educational or client seminars relating to current products and issues, assistance in training educating the intermediaries' personnel, and/or payments of costs and expenses associated with attendance at seminars, including travel, lodging, entertainment and meals. FDC anticipates that payments will be made to hundreds of intermediaries, including some of the largest broker-dealers and other financial firms, and these payments may be significant. As permitted by SEC and the National Association of Securities Dealers rules and other applicable laws and regulations, FDC may pay or allow other incentives or payments to intermediaries.
>
> These additional payments, which are sometimes referred to as "revenue sharing," may represent a premium over payments to made by other fund families, and investment professionals may have an added incentive to sell or recommend a fund or a share class over others offered by competing fund families.

172. The above disclosure continues to be materially false and misleading because it fails to state that Defendants used revenue sharing payments to participate in "shelf space" programs to provide kickbacks to brokers for directing their clients into Fidelity Funds, and by failing to reveal the massive aggregate amounts involved and the benefits received by the Investment Adviser Defendants and Distributor Defendant from that program.

Material Omissions Regarding Directed Brokerage Business

173. The Statement of Additional Information dated December 30, 2002 for Funds offered by Fidelity Investment Trust, which includes the Fidelity Diversified International Fund, and is available to the investor upon request, is typical of Statements of Additional Information available for other Fidelity Funds. It states as follows with respect to Fidelity's payments of Soft Dollars and directed brokerage:

> **Brokers or dealers that execute transactions for a fund may receive commissions that are in excess of the amount of commissions that other brokers or dealers might have charged, in recognition of the products and services they have provided.**

* * *

> **FMR is authorized to allocate portfolio transactions in a manner that takes into account assistance received in the distribution of shares of the funds or other Fidelity funds and to use the research services of brokerage and other firms that have provided such assistance.**

(Emphasis added).

174. The above statement is materially false and misleading in that it failed to disclose that Defendants chose brokers to execute sales for the Funds' portfolios - and thereby directed the commissions from the sales of the portfolios' securities to these brokers - to satisfy negotiated arrangements with brokerages to give Fidelity Shelf-Space visibility and to push their clients into Fidelity Funds in exchange for directed brokerage. Additionally, the above statement is materially false and misleading for its failure to disclose, *inter alia*, the following:

(a) that the Investment Adviser Defendants and/or Distributor Defendant used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as Shelf Space programs whereby the broker steered clients into Fidelity Funds;

(b) that the Investment Adviser Defendants and/or Distributor Defendant used brokerage commissions over and above those allowed by Rule 12b-1 to pay for the Shelf Space programs;

(c) that the Investment Adviser Defendants' and/or Distributor Defendant's use of brokerage commissions violated the rules of the NASD;

(d) that the Investment Adviser Defendants and/or Distributor Defendant directed brokerage payments to firms that favored Fidelity Funds to satisfy bilateral arrangements with brokerages pursuant to Shelf-Space programs and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Fidelity Funds' Rule 12b-1 plan;

(e) that the Fidelity Funds' Rule 12b-1 plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee Defendants and there was no reasonable likelihood that the plan would benefit the company and its shareholders;

(f) that the Investment Adviser Defendants and/or Distributor Defendant compensated themselves out of investor assets for any payments made pursuant to revenue sharing agreements;

(g) that such revenue sharing payments created undisclosed conflicts of interest;

(h) that any economies of scale achieved by marketing of the Fidelity Funds to investors were not passed on to Fidelity Funds investors, but rather, as the Fidelity Funds grew, fees charged to Fidelity Funds investors continued to increase with no change in the level of services provided by Defendants; and

(i) that the Trustee Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendants and their affiliates and, as a consequence, the Investment Adviser Defendants were able to systematically skim millions of dollars from the Fidelity Funds and their investors.

Material Omissions Regarding Soft Dollars

175. The 2001 Prospectus for the Fidelity Contrafund is identical in substance to all Prospectuses issued during the Class Period. It states as follows:

> The Adviser shall place all orders for the purchase and sale of portfolio securities for the Portfolio's account with brokers or dealers selected by the Adviser, which may include brokers or dealers affiliated with the

> Adviser. The Adviser shall use its best efforts to seek to execute portfolio transactions at prices which are advantageous to the Portfolio and at commission rates which are reasonable in relation to the benefits received. In selecting brokers or dealers qualified to execute a particular transaction, brokers or dealers may be selected who also provide brokerage and research services (as those terms are defined in Section 28(e) of the Securities Exchange Act of 1934) to the Portfolio and/or the other accounts over which the Adviser or its affiliates exercise investment discretion. The Adviser is authorized to pay a broker or dealer who provides such brokerage and research services a commission for executing a portfolio transaction for the Portfolio which is in excess of the amount of commission another broker or dealer would have charged for effecting that transaction if the Adviser determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage and research services provided by such broker or dealer. This determination may be viewed in terms of either that particular transaction or the overall responsibilities which the Adviser and its affiliates have with respect to accounts over which they exercise investment discretion. The Trustees of the Fund shall periodically review the commissions paid by the Portfolio to determine if the commissions paid over representative periods of time were reasonable in relation to the benefits to the Portfolio.

176. Soft Dollar arrangements are material because of the potential conflict of interest arising from an adviser's receipt of some benefit in exchange for directing brokerage on behalf of a client account.

177. The Prospectuses failed to disclose, *inter alia,* the following material facts regarding Soft Dollar arrangements:

(a) that the Investment Adviser Defendants and/or the Distributor Defendant used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as Shelf Space programs whereby the brokers steered clients into Fidelity Funds;

(b) that the Investment Adviser Defendants and/or Distributor Defendant used brokerage commissions over and above those allowed by Rule 12b-1 to pay for the Shelf Space programs;

(c) that the use of brokerage commissions to satisfy bilateral arrangements with brokers known as Shelf Space programs violated Section 28(e) of the Exchange Act;

(d) that the Investment Adviser Defendants and/or Distributor Defendant directed brokerage payments to firms that favored Fidelity Funds to satisfy bilateral arrangements with brokerages pursuant to "Shelf-Space" programs and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Fidelity Funds Rule 12b-1 plan;

(e) that the Investment Adviser Defendants and/or Distributor Defendant compensated themselves out of investor assets for any payments made pursuant to revenue sharing agreements;

(f) that such revenue sharing payments created undisclosed conflicts of interest;

(g) that the Fidelity Funds' Rule 12b-1 plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee Defendants and there was no reasonable likelihood that the plan would benefit the company and its shareholders;

(h) that any economies of scale achieved by marketing of the Fidelity Funds to investors were not passed on to Fidelity Funds investors, but rather, as the Fidelity Funds grew, fees charged to Fidelity Funds investors continued to increase with no change in the level of services provided by Defendants; and

(i) that the Trustee Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendants and their affiliates and, as a consequence, the Investment

Adviser Defendants were able to systematically skim millions and millions of dollars from the assets of Fidelity Fund investors.

The Annual Reports Were Materially False and Misleading

178. During the Class Period, Defendants filed annual reports with the SEC for each of the Fidelity Portfolios or Funds. The annual reports were also sent to shareholders of the Fidelity Funds, including Plaintiffs, in part to provide information to investors to use to decide what action, if any, they were going to take in regards to their holdings in Fidelity Funds. These annual reports cross-reference the Fund's Prospectuses to allow investors to obtain more information to assist in their decision-making efforts. Thus, all of the material omissions set forth above in the Prospectuses and SAIs are realleged herein.

179. Each of the Fidelity annual reports issued during the Class Period failed to properly disclose to investors material information about the Fidelity Funds and the fees and costs associated with them. For example, each of the Fidelity annual reports contained materially false and misleading omissions in connection with 12b-1 fees.

180. The Certified Shareholder Annual Report for the Fidelity Contrafund, dated February 23, 2004 is substantially similar in substance to other Fidelity annual reports issued during the Class Period and states:

> In accordance with Rule 12b-1 of the 1940 Act, the Fund has adopted separate Distribution and Service Plans for each class of shares. Certain classes pay Fidelity Distributors Corporation (FDC), an affiliate of FMR, separate Distribution and Service Fees, each of which is based on an annual percentage of each class' average net assets. In addition, FDC may pay financial intermediaries for selling of the fund and providing shareholder support services.

181. The above statement is materially false and misleading in that it fails to state that Defendants used disguised 12b-1 fees over and above the publicized 12b-1 payments to participate in Shelf-Space programs to provide kickbacks to brokers for directing their clients

into Fidelity Funds and by failing to reveal the massive aggregate amounts involved and the benefits received by the Investment Adviser Defendants and Distributor Defendant from that program. Additionally, the above statement is materially false and misleading because it failed to disclose the following:

(a) the Investment Adviser Defendants and/or Distributor Defendant used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "Shelf-Space" programs whereby the broker steered clients into Fidelity Funds;

(b) the Investment Adviser Defendants and/or Distributor Defendant used brokerage commissions over and above those allowed by Rule 12b-1 to pay for the Shelf Space programs, and the revenue sharing payments were in excess of standard sales loads and 12b-1 payments;

(c) the Investment Adviser Defendants and/or Distributor Defendant directed brokerage payments to firms that favored Fidelity Funds to satisfy bilateral arrangements with brokerages pursuant to Shelf Space programs and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Fidelity Funds' Rule 12b-1 Plans;

(d) the Investment Adviser Defendants and/or Distributor Defendant compensated themselves out of investor assets for any payment made pursuant to revenue sharing agreements;

(e) such revenue sharing payments created undisclosed conflicts of interest;

(f) the Fidelity Funds' Rule 12b-1 plans were not in compliance with Rule 12b-1, and payments made pursuant to the plan, which reduced the NAV of the Funds, were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee Defendants and there was not a reasonable likelihood that the plan would benefit the Funds and their shareholders;

(g) any economies of scale achieved by marketing of the Fidelity Funds to investors were not passed on to Fidelity Funds investors, but rather, as the Fidelity Funds grew, fees charged to Fidelity Funds investors, which acted to reduce the NAV of the Funds, continued to increase with no change in the level of services provided by Defendants; and

(h) the Trustee Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendants and their affiliates and, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the investors of Fidelity Funds.

The Semi-Annual Reports Were Materially False and Misleading

182. During the Class Period Defendants also filed semi-annual reports with the SEC for each of the Fidelity Portfolios or Funds. These reports were also sent to shareholders of the Funds, including Plaintiffs, in part to provide information to investors to use to decide what action, if any, they were going to take with regard to their holdings in Fidelity Funds. The Fidelity semi-annual reports also state that each future Fidelity Funds investor should obtain a current Fidelity Prospectus, and therefore all allegations as to the materially misleading omissions in the Prospectus and SAIs are realleged.

183. Each of the Fidelity semi-annual reports issued during the Class Period failed properly to disclose to investors material information about the Fidelity Funds, and the fees and costs associated with them. Each of the Fidelity semi-annual reports contained materially false and misleading omissions regarding 12b-1 fees.

184. The Fidelity Contrafund Certified Shareholder Semi-annual Report dated August 12, 2004 is substantially similar in substance to other Fidelity semi-annual reports issued during the Class Period and states:

> In accordance with Rule 12b-1 of the 1940 Act, the Fund has adopted separate Distribution and Service Plans for each class of shares. Certain classes pay Fidelity Distributors Corporation ("FDC"), an affiliate of FMR, separate Distribution and Service Fees, each of which is based on an annual percentage of each class' average net assets. In addition, FDC may pay financial intermediaries for selling of the fund and providing shareholder support services.

185. The above statement is materially false and misleading in that it fails to state that Defendants used disguised 12b-1 fees over and above the publicized 12b-1 payments to participate in Shelf Space programs to provide kickbacks to brokers for directing their clients into Fidelity Funds and by failing to reveal the massive aggregate amounts involved and the benefits received by the Investment Adviser Defendants and Distributor Defendant from that program. Additionally, the above statement is materially false and misleading because it failed to disclose the following:

(a) the Investment Adviser Defendants and/or Fidelity Distributor Defendant used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as Shelf-Space programs whereby the broker steered clients into Fidelity Funds;

(b) the Investment Adviser Defendants and/or Distributor Defendant used brokerage commissions over and above those allowed by Rule 12b-1 to pay for the Shelf-Space programs, and that the revenue sharing payments were in excess of standard sales loads and 12b-1 payments;

(c) the Investment Adviser Defendants and/or Distributor Defendant directed brokerage payments to firms that favored Fidelity Funds to satisfy bilateral arrangements with brokerages pursuant to "Shelf-Space" programs and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Fidelity Funds' Rule 12b-1 plan;

(d) the Investment Adviser Defendants and/or Distributor Defendant compensated themselves out of investor assets for any payment made pursuant to revenue sharing agreements;

(e) such revenue sharing payments created undisclosed conflicts of interest;

(f) the Fidelity Funds' Rule 12b-1 plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee Defendants and there was not a reasonable likelihood that the plan would benefit the Funds and their shareholders;

(g) any economies of scale achieved by marketing of the Fidelity Funds to investors were not passed on to Fidelity Funds investors, but rather, as the Fidelity Funds grew, fees charged to Fidelity Funds investors continued to increase; and

(h) the Trustee Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendants and their affiliates, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the investors of Fidelity Funds.

THE TRUSTEE DEFENDANTS BREACHED THEIR FIDUCIARY DUTIES TO FIDELITY FUNDS INVESTORS

186. Fidelity Funds' public filings state that the Fidelity Funds have boards of trustees that are responsible for the management and supervision of each fund. In this regard, the SAI dated December 30, 2002 for Funds offered by Fidelity Investment Trust, which includes the

Fidelity Diversified International Fund and is available to the investor upon request, is typical of SAIs available for other Fidelity Funds. It states that, "The Board of Trustees governs each fund and is responsible for protecting the interests of shareholders. The Trustees are experienced executives who meet periodically throughout the year to oversee each fund's activities, review contractual arrangements with companies that provide services to each fund, and review each fund's performance. Except for William O. McCoy, each of the Trustees oversees 269 funds advised by FMR or an affiliate. Mr. McCoy oversees 271 funds advised by FMR or an affiliate."

187. Moreover, the SAI states, with respect to the duties of the trustees vis-à-vis the funds' investment adviser, as follows:

> Under the terms of its management contract with each fund, FMR acts as investment adviser and, subject to the supervision of the Board of Trustees, has overall responsibility for directing the investments of the fund in accordance with its investment objective, policies and limitations.
>
> * * *
>
> The Committee on Service Fees is composed of Messrs. McCoy (Chairman), Cook, Kirk, and Lautenbach. The committee members confer periodically and meet at least annually. The committee considers the structure of the Fidelity funds' transfer agency fees, direct fees to investors, and the specific services rendered by FMR and its affiliates in consideration of these fees. The committee also considers fee structures for other non-investment management services rendered to the Fidelity funds by FMR and its affiliates. During the fiscal year ended October 31, 2002, the committee held two meetings.

188. The SAI also sets forth in greater detail the purported process by which the investment adviser is approved:

> In connection with their meetings, the Board of Trustees, including the non-interested Trustees, received materials specifically relating to the existing management contracts, and sub-advisory agreements (the Investment Advisory Contracts). These materials included (i) information on the investment performance of each fund, a peer group of funds and an appropriate index or combination of indices, (ii) sales and redemption data in respect of each fund, and (iii) the economic outlook and the general investment outlook in the markets in which each fund invests. The Board

> of Trustees, including the non-interested Trustees, also considers periodically other material facts such as (1) the Investment Advisers' results and financial condition, (2) arrangements in respect of the distribution of each fund's shares, (3) the procedures employed to determine the value of each fund's assets, (4) **the allocation of each fund's brokerage, if any, including allocations to brokers affiliated with the Investment Advisers, the use of "soft" commission dollars to pay fund expenses and to pay for research and other similar services, and the allocation of brokerage to firms that sell Fidelity fund shares**, (5) the Investment Advisers' management of the relationships with each fund's custodian and subcustodians, (6) the resources devoted to and the record of compliance with each fund's investment policies and restrictions and with policies on personal securities transactions, and (7) the nature, cost and character of non-investment management services provided by the Investment Advisers and their affiliates.
>
> * * *
>
> Based on its evaluation of all material factors and assisted by the advice of independent counsel, the Board of Trustees, including the non-interested Trustees, concluded that the existing advisory fee structures are fair, reasonable, and that the existing Investment Advisory Contracts should be continued.

(Emphasis added). The Trustee Defendants, through their purportedly independent Committee on Service Fees, are thus responsible for the review and approval of the advisory and fee agreements between the Investment Adviser Defendants and the Fidelity Funds.

189. With regard to the Board of Trustees' review and approval of the manner in which the Investment Adviser Defendants and/or their affiliates Fidelity places portfolio transactions, the SAI states as follows: "The Trustees of each fund periodically review FMR's performance of its responsibilities in connection with the placement of portfolio transactions on behalf of the fund and review the commissions paid by the fund over representative periods of time to determine if they are reasonable in relation to the benefits to the fund."

190. The Investment Company Institute ("ICI"), of which Fidelity Investments is a member, recently described the duties of mutual fund boards as follows:

More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.

Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.

Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.

In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.

(Emphasis added).[1]

191. In truth and in fact, the Fidelity Funds' Boards of Trustees, *i.e.*, the Trustee Defendants, were captive to and controlled by the Investment Adviser Defendants, who induced the Trustee Defendants to breach their statutory and fiduciary duties to manage and supervise the Fidelity Funds, approve all significant agreements and otherwise take reasonable steps to prevent the Investment Adviser and Distributor Defendants from depleting Fidelity Funds assets. In many cases, key Fidelity Funds Trustees were employees or former employees of the Investment Adviser Defendants or their affiliates, and the Johnson Family Defendants, and were beholden for their positions, not to Fidelity Funds investors, but, rather, to these Defendants, whom they

---

1 The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members have 86.6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excerpted from a paper entitled *Understanding the Role of Mutual Fund Directors,* available on the ICI's website at http://www.ici.org/issues/dir/bro_mf_directors.pdf.

were supposed to oversee. The Trustee Defendants served for indefinite terms at the pleasure of the Investment Adviser Defendants and formed supposedly independent committees, charged with responsibility for billions of dollars of Fund assets (much of which were comprised of investors' college and retirement savings).

192. To ensure that the Trustee Defendants were compliant, the Investment Adviser Defendants often selected key Fund trustees from their own ranks. For example, during the Class Period, defendant Ned Johnson was the Chairman of the Board of Trustees and an interested Trustee of at least 269 Funds advised by FMR or an affiliate. During the Class Period, Ned Johnson also acted as Chief Executive Officer, Chairman and Director of FMR Corp., Director and Chairman of the Board and of the Executive Committee of FMR, and Chairman and a Director of FMRC. Additionally, during the Class Period, Defendant Abigail Johnson was an interested Trustee of at least 269 Funds advised by FMR or an affiliate, and also acted as a Senior Vice President of various Fidelity Funds, including the Fidelity Diversified International Fund, President and a Director of FMR, President and a Director of FMRC and a Director of FMR Corp. Moreover, during the Class Period, Defendant Lynch was an interested Trustee of at least 269 Funds advised by FMR or an affiliate, and also acted as Vice Chairman and a Director of FMR and Vice Chairman and a Director of FMRC.

193. In exchange for creating and managing the Fidelity Funds, including the Fidelity Diversified International Fund, the Fidelity Pacific Basin Fund and the Fidelity China Region Fund, the Investment Adviser Defendants charged the Fidelity Funds a variety of fees, each of which was calculated as a percentage of the Funds' average net assets. Hence, the more money invested in the Funds, the greater the fees paid to such Defendants. As discussed above, in theory, the fees charged to fund investors are negotiated at arm's-length between the fund board

and the investment management company and must be approved by the independent members of the board. However, as a result of the Trustee Defendants' dependence on the investment management company, and their failure to properly manage the investment advisers, millions and millions of dollars in Fidelity Funds assets were transferred through fees payable from Fidelity Funds assets to the Investment Adviser Defendants and their affiliates that were of no benefit to Fund investors.

194. As a result of these practices, the mutual funds business was enormously profitable for Fidelity. In this regard, a *Forbes* article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . . [f]or the most part, customers do not enjoy the benefits of the economies of scale created by having larger funds. **Indeed, once a fund reaches a certain critical mass, the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true - once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors.**
>
> * * *
>
> **The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%. . . .** [F]und vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: "Tens of thousands of independent directors, over more than six decades, have failed miserably." A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never.

(Emphasis added).

195. On January 15, 2004, however, the SEC requested public comment on proposed amendments to rules promulgated under the Investment Company Act, which would significantly change fund governance practices. The amendments, which were adopted by the

SEC on June 22, 2004 and will go into effect 18 months thereafter, require that independent directors comprise at least 75% of mutual fund boards and that the boards retain a chairman who is "independent" of the management company. In the latter respect, the relevant SEC Release stated the following:

> We propose to require that the chairman of the fund board be an independent director. The Investment Company Act and state law are silent on who will fill this important role on fund boards. Today, a director who is also an officer of the fund's investment adviser serves as chairman of most, but not all, fund boards. In many cases, he (or she) also is the chief executive officer of the adviser. This practice may contribute to the adviser's ability to dominate the actions of the board of directors.
>
> The chairman of a fund board can largely control the board's agenda, which may include matters not welcomed by the adviser. The board is required to consider some matters annually in connection with the renewal of the advisory contract, but other matters the board considers at its discretion, such as termination of service providers, including the adviser. Perhaps more important, the chairman of the board can have a substantial influence on the fund boardroom's culture. The boardroom culture can foster (or suppress) the type of meaningful dialogue between fund management and independent directors that is critical for healthy fund governance. It can support (or diminish) the role of the independent directors in the continuous, active engagement of fund management necessary for them to fulfill their duties.
>
> **A boardroom culture conducive to decisions favoring the long-term interest of fund shareholders may be more likely to prevail when the board chairman does not have the conflicts of interest inherent in his role as an executive of the fund adviser. Moreover, a fund board may be more effective when negotiating with the fund adviser over matters such as the advisory fee if it were not at the same time led by an executive of the adviser with whom it is negotiating. If such negotiation leads to lower advisory and other fees, shareholders would stand to benefit substantially.**

(Emphasis added).

196. The amendments had the support of all living former SEC Chairmen, including Harvey Pitt and Arthur Levitt, who wrote in a June 15, 2004 letter to SEC Secretary Jonathan Katz, signed by David S. Ruder on behalf of all seven former Chairmen, that:

> An independent mutual fund board chairman would provide necessary support and direction for independent fund directors in fulfilling their duties by setting the board's agenda, controlling the conduct of meetings, and enhancing meaningful dialogue with the adviser. **We believe an independent board chairman would be better able to create conditions favoring the long-term interests of fund shareholders than would a chairman who is an executive of the adviser**.

(Emphasis added).

197. In a February 17, 2004 *Wall Street Journal* editorial entitled "Interested, and Proud of It," Ned Johnson criticized the SEC's proposal. "Proud to disclose" his "vested interest" in the funds he manages, Johnson asserted that fund chairmen with ownership stakes in a fund's management company, most notably himself, should retain their dominance over fund policy because, among other reasons, "[t]here will always be the risk of malfeasance in any industry."

198. Johnson criticized the SEC's proposal for encroaching upon "shareholder democracy," or investors' ability to influence fund governance policy by withdrawing assets from underperforming fund families. Johnson argued that such "shareholder democracy" had adequately protected mutual fund investors in the past. Dismissing the normative benefits securities legislation has on executives' wrongful conduct, Johnson further wrote, "It is the moral fiber and effectiveness of the men and women in charge and in the trenches – **not laws or a chairperson's so-called independence** – that provide shareholders with the greatest degree of protection." (Emphasis added). Johnson continued,

> Regulators want to substitute a law in place of shareholders' judgment, by mandating that mutual fund chairpersons be "independent." If this rule is adopted, the immediate result will be to reduce the expertise and hands-on "feel" of mutual-fund board chairs across the industry, whose long experience equips them to detect subtle nuances in fund operations.

199. Moreover, while conceding that "having an independent chairperson is [not] always a bad choice," and "fund chairpersons should be accountable and subject to serious independent oversight," Johnson stated:

> Mandating an independent chairperson is akin to requiring that every ship have two captains. I don't know about you, but if a ship I was sailing on were headed for an iceberg, I'd want one – and only one – captain giving orders. I'd like to know that he'd spent some time at sea and knew what he was doing – and if he owned the ship, so much the better.

200. For the three fiscal years ended March 31, 2003, Fidelity mutual fund investors paid management fees totaling $1.6 billion, despite a loss of 24% in 2001, a loss in value in 2002 and a loss in value of 25% in 2003. Over the last decade, investors in the Fidelity Magellan Fund have paid $4 billion in management fees yet the Defendants' advice has led to a significant under-performance compared to the S&P 500 Index. In the words of Vanguard Group Inc. founder John C. Bogle, "When there are two clearly distinct corporate ships -- the management company and the fund, each with its own set of owners -- there ought to be two captains."

201. Due in large part to the conflicted boardroom culture created by Fidelity's interested directors, specifically including its chairman Ned Johnson, Plaintiffs and other members of the Class never knew, nor could they have known, from reading the Fund prospectuses or otherwise, of the extent to which Defendants were using, *inter alia*, so-called 12b-1 fees, Soft Dollars and directed brokerage commissions to improperly siphon assets from the Funds and their shareholders, as described hereinabove.

<u>Defendants' Wrongdoing Directly Impacted Plaintiffs and the Class</u>

202. A mutual fund company is very different from a traditional corporation, in that a mutual fund is:

> a 'mere shell,' a **pool of assets** consisting mostly of portfolio securities that **belongs to the individual investors** holding shares in the fund. The management of this asset pool is largely in the hands of an investment

> adviser, an independent entity which generally organizes the fund and provides it with investment advice, management services, and office space and staff....

Moses v. Black, No. 78-1913, 1981 U.S. Dist. LEXIS 10870, at *8 (S.D.N.Y. Feb. 3, 1981) (emphasis added).

203. Unlike the situation in regard to a traditional corporation, if those in charge of a mutual fund engage in wrongful activities negatively impacting the mutual fund, investors are directly impacted because a mutual fund is nothing more than a collection of the investors' money. When a cost is imposed on a traditional corporation, that cost impacts the NAV of the corporation, but it does not necessarily impact the market price of the corporation's shares. Thus, there is no direct impact of those costs on the shareholder. In contrast, costs imposed on a mutual fund directly reduce the price at which the fund's shares are bought and sold, and do directly and immediately impact fund shareholders.

204. Unlike a traditional corporation, mutual fund shares do not trade at a price set by a public market. Rather, they are bought from the fund and sold back to the fund at NAV of the fund per share. Open-end mutual funds such as the Fidelity Funds are required to issue "redeemable securities," which are defined as "any security . . . under the terms of which the holder, upon its presentation to the issuer . . . is entitled . . . to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof." 15 U.S.C. § 80a-2(a)(32). The value of an investor's mutual fund is determined by subtracting a fund's liabilities from its assets to arrive at the fund's NAV. The excessive fees and charges at issue here immediately reduced the Funds' NAV per share, decreasing the amount at which each shareholder is entitled to redeem his or her shares. This has a direct impact on shareholders.

205. Defendants' own prospectuses, SAIs, and annual and semi-annual reports acknowledge that the cost of investing in a Fund is not limited to the initial price of purchasing

shares. That cost also includes additional fees and expenses subsequently imposed on the investors in connection with the service aspect of mutual fund investing. According to the May 21, 2002 Magellan Fund Prospectus, "If payments made by FMR to FDC or to intermediaries under the Distribution and Service Plan were considered to be paid out of the fund's assets on an ongoing basis, they might increase the cost of your investment and might cost you more than paying other types of sales charges."

206. The SEC has also acknowledged that the improper use of 12b-1 fees, directed brokerage and revenue sharing harms fund shareholders directly, noting that:

> Foregoing an opportunity to seek lower commission rates, to use brokerage to pay custodial, transfer agency and other fund expenses, or to obtain any available cash rebates, *is a real and meaningful cost to fund shareholders*.
>
> * * *
>
> We believe that the way brokerage has been used to pay for distribution involves unmanageable conflicts of interest that may harm funds and fund shareholders.

Prohibition on the Use of Brokerage Commissions to Finance Distributions, SEC Release No. IC-26356, 2004 SEC LEXIS 418, at *20-21 (Feb. 24, 2004) (emphasis added).

<u>The Excessive Fees Charged Are Material</u>

207. Although the various fees charged mutual fund investors may seem small per each individual investor, mutual funds are long-term investment vehicles, whose compounded expenses can have a significant impact on returns. The typical mutual fund investor is a married, middle-class individual in his or her forties with a median household income of $55,000. Nearly all mutual fund investors consider their investments to be long-term savings. Approximately 98% of mutual fund shareholders say their investments constitute long-term savings and about 77% cite retirement savings as their primary financial goal. David J. Carter, *Mutual Fund Board*

and Shareholder Action, *Villanova Journal of Law and Investment Management*, Vol. 3, No.1, pg. 8.

208. Arthur Levitt, past Chairman of the SEC, has observed this and is critical of what he calls the "tyranny of compounding high costs":

> Instinct tells me that many investors would be shocked to know how seemingly small fees can, over time, create such drastic erosion in returns … In the years ahead, what will mutual fund investors say if they realize too late their returns have fallen hard under the weight of compounding fees?

Arthur Levitt, Jr., Inaugural address: Costs Paid with Other People's Money, Address at Fordham University School of Law (Nov. 3, 2000), in 6 Fordham J. Corp. & Fin. L. 261, 267 (2000).

209. As noted by Representative Richard Baker (R-La.)., the chairman of the House subcommittee on capital markets, "The majority of investors work 40 to 60 hours a week, check off a box and send their money into a black hole … With more unsophisticated people involved in this market than ever, we need better disclosure." Neil Weinberg and Emily Lambert, *The Great Fund Failure*, www.forbes.com, September 15, 2003. The fees will differ among investors because the Fund offers multiple classes of shares. Each Class represents a pro rata interest in the Fund but is subject to different expenses. The fees essentially get passed through to the investor in varying amounts depending on which class of share he or she is invested in.

<u>Demand on the Boards to Take Corrective Action Would Be Futile</u>

210. With respect to Count V only, Plaintiffs have not made any demand on the Boards of Trustees (the "Boards") to institute this action. Such demand would be a futile and useless act because the Boards are incapable of making an independent and disinterested decision for the following reasons:

211. As alleged in detail herein, each of the Trustee Defendants who sat on the Boards was appointed by, and serves at the pleasure of, the Investment Adviser Defendants. Each of the Trustee Defendants who sat on the Boards is controlled by and beholden to the Investment Adviser Defendants for his/her position and substantial compensation as a Trustee. Although as a technical matter, the shareholders have a right to vote out the Trustees, the Trustees know that this is extremely unlikely if the Investment Advisers support the Trustees, which they have done throughout the Class Period. Accordingly, each of the Trustee Defendants is incapable of evaluating a demand independently and disinterestedly.

212. Because of their lack of independence from the Investment Adviser Defendants, the Trustee Defendants wrongfully approved the advisory fees, 12b-1 fees, Soft Dollars and the false and misleading Fidelity Fund Prospectuses and SAIs and other filings containing material omissions in each of the years they served as Trustees.

213. As alleged in detail herein, each of the Trustee Defendants participated in, approved, and/or allowed the wrongs complained of herein. The conduct of the Trustee Defendants was in breach of their fiduciary duties and could not have been an exercise of good faith business judgment.

214. The Trustee Defendants allowed a course of conduct that prejudiced the Fidelity Funds and investors as the Trustee Defendants allowed the excessive fees to be charged and shareholder investments to be used for improper purposes, such as kickbacks to brokers. The payment of kickbacks to brokers which injured shareholders was conduct that should have been prevented by the Trustee Defendants, but was not.

215. The Trustee Defendants also were self-interested in the improper kickbacks paid to brokers who steered their clients' assets into the Fidelity Funds in order to increase the assets

in the Funds. Growth of a mutual fund is one of the keys to its survival, for if a mutual fund's assets stagnate or decrease, there is a great likelihood that the fund will be disbanded or merged with another fund. If the mutual fund is disbanded or merged, the board members for that fund necessarily lose their position on the fund's board as well as the compensation for sitting on that fund's board.

216. Additionally, each of the Trustee Defendants received substantial payments and benefits by virtue of his/her membership on one or more Boards and his/her control of hundreds of Fidelity Funds.

217. Each of the Trustee Defendants has thus benefited from the wrongdoing herein alleged and has engaged in such conduct to preserve his or her positions of control and the benefits thereof.

218. Each of the Trustee Defendants continues to serve as a Trustee, and the Trustee Defendants comprise the Boards. Thus, in order to bring this action for breaching their fiduciary duties, the Trustee Defendants would be required to sue themselves and their fellow Trustees with whom they have had close business and personal relationships for nearly years. Accordingly, a majority of the Boards is incapable of evaluating a demand independently and disinterestedly

CLASS ACTION ALLEGATIONS

219. Plaintiffs bring certain of these claims as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of the Class, consisting of all persons or entities who held one or more shares, units or like interests of Fidelity Funds during the Class Period and were damaged thereby; and the Subclass consisting of all persons or entities who purchased before January 30, 1999 and held during the Class Period one or more shares, units or like interests of Fidelity Funds and were damaged thereby. The Subclass excludes any transaction

that constitutes a "purchase" within the meaning of SLUSA, including any dividend reinvestments during the Class Period. Excluded from the Class and Subclass are Defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

220. The members of the Class and Subclass are so numerous that joinder of all members is impracticable. While the exact number of Class and Subclass members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are many thousands of members in the proposed Class and Subclass. Record owners and other members of the Class and Subclass may be identified from records maintained by Fidelity Distributors, the Fidelity Funds and the Investment Adviser Defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

221. Plaintiffs' claims are typical of the claims of the members of the Class and the Subclass Plaintiff's claims are typical of the claims of the Subclass as all members of the Class and Subclass are similarly affected by Defendants' wrongful conduct in violation of federal and state law that is complained of herein.

222. Plaintiffs can bring claims regarding all the Funds listed in Exhibit A due to the juridical link between the Funds as well as the fact that the Funds are essentially alter-egos of one another acting as one unitary organization.

223. Plaintiffs will fairly and adequately protect the interests of the members of the Class and the Subclass Plaintiff will fairly and adequately protect the interests of the members of the Subclass, and Plaintiffs and the Subclass Plaintiff have retained counsel competent and experienced in class and securities litigation.

224. Common questions of law and fact exist as to all members of the Class and Subclass, respectively, and predominate over any questions solely affecting individual members of the Class and Subclass, respectively. Among the questions of law and fact common to the Class and Subclass are:

(a) whether the Investment Company Act was violated by Defendants' acts as alleged herein;

(b) whether the Investment Advisers Act was violated by Defendants' acts as alleged herein;

(c) whether Defendants breached their common law fiduciary duties to the Subclass Plaintiff and members of the Subclass;

(d) whether statements made by Defendants during the Class Period omitted to disclose material facts about the business and operations of the Fidelity Funds; and

(e) to what extent the members of the Class and Subclass have sustained damages and the proper measure of damages.

225. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class and Subclass members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class and Subclass to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

INVESTMENT COMPANY ACT CLAIMS

COUNT I

AGAINST THE INVESTMENT ADVISER DEFENDANTS, DISTRIBUTOR DEFENDANT AND THE TRUSTEE DEFENDANTS FOR VIOLATIONS OF SECTION 34(b) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE PLAINTIFF AND THE CLASS

226. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

227. This Count is brought by Plaintiffs and the other members of the Class against the Investment Adviser Defendants in their role as investment advisers to the Fidelity Funds, against the Distributor Defendant in its role as the distributor of the Fidelity Funds, and against the Trustee Defendants for their role in the materially false and misleading Registration Statements, Prospectuses and SAIs.

228. The trustees and, typically, the President or Vice-President, sign the Registration Statements. For example, a majority of the Trustee Defendants signed the Fidelity Capital Trust Registration Statement on December 19, 2002.

229. The Investment Adviser Defendants, Distributor Defendant and Trustee Defendants made untrue statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act by omitting to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. The Investment Adviser Defendants, Distributor Defendant and Trustee Defendants failed to disclose the following:

(f) that the Investment Adviser Defendants authorized the payment directly or indirectly from fund and shareholder assets of excessive commissions to broker dealers in exchange for preferential marketing services known as Shelf Space and that such payments were in breach of their fiduciary duties, in violation of Section 12(b) of the Investment Company Act, and unprotected by any "safe harbor";

(a) that the Investment Adviser Defendants and/or Distributor Defendant compensated themselves out of investor assets for any payment made pursuant to revenue sharing agreements;

(b) that the Investment Adviser Defendants and/or Distributor Defendant improperly directed brokerage payments to firms that favored Fidelity Funds, which constituted a form of marketing that was not disclosed in or authorized by the Fidelity Funds Rule 12b-1 plan;

(c) that the Fidelity Funds Rule 12b-1 plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12(b) of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(d) that any economies of scale achieved by marketing of the Fidelity Funds to new investors were not passed on to Fidelity Funds investors; on the contrary, as the Fidelity Funds grew, fees charged to Fidelity Funds investors continued to increase without any change in services provided to the Funds;

(e) that Defendants improperly used Soft Dollars and excessive commissions, paid from Fidelity Funds assets to pay for overhead and other expenses, the costs of which should have been borne by Defendants and not Fidelity Funds investors; and

(f) that the Trustee Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Trustee Defendants failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions of dollars from the Fidelity Funds investors.

230. By reason of the conduct described above, the Investment Adviser Defendants, Distributor Defendant and Trustee Defendants violated Section 34(b) of the Investment Company Act.

231. As a direct, proximate and foreseeable result of the Investment Adviser Defendants', Distributor Defendant's and Trustee Defendants' violation of Section 34(b) of the Investment Company Act, Fidelity Funds investors have incurred damages. Plaintiffs and the other members of the Class were injured as holders of the Funds because they were deceived into believing that they would earn a return on their investment that would reflect a use of all the Funds' assets to benefit the Funds and their investors when, in fact, the return on investment was reduced by the wrongful payments that served to benefit only the Investment Adviser Defendants and their affiliated Defendants. In reliance on such deceptive statements, Plaintiffs and the Class continued to hold their shares and sustained injury by virtue of the continuing impact of the undisclosed charges on the value of their holdings.

232. Plaintiffs and the other members of the Class have been specially injured by Defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders, rather than by the Fidelity Funds themselves.

233. The Investment Adviser Defendants, Distributor Defendant and Trustee Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

AGAINST THE INVESTMENT ADVISER DEFENDANTS, DISTRIBUTOR DEFENDANT AND TRUSTEE DEFENDANTS PURSUANT TO SECTION 36(a) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE PLAINTIFFS AND THE CLASS

234. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

235. This Count is brought by Plaintiffs and the other members of the Class against the Distributor Defendant, the Investment Adviser Defendants and the Trustee Defendants for breach of their fiduciary duties as defined by Section 36(a) of the Investment Company Act.

236. The Distributor Defendant, the Investment Adviser Defendants and the Trustee Defendants had a fiduciary duty to Plaintiffs and the other members of the Class.

237. The Distributor Defendant, the Investment Adviser Defendants and the Trustee Defendants violated Section 36(a) by improperly charging investors in the Fidelity Funds excessive advisory fees, as well as purported Rule 12b-1 marketing fees, and by drawing on the assets of Fidelity Funds investors to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1.

238. By reason of the conduct described above, the Distributor Defendant, the Investment Adviser Defendants and the Trustee Defendants violated Section 36(a) of the Investment Company Act.

239. As a direct, proximate and foreseeable result of the Distributor Defendant's, the Investment Adviser Defendants' and the Trustee Defendants' breaches of fiduciary duties, in their roles as principal underwriter, investment advisers, and trustees, respectively, to Fidelity Funds investors, Plaintiffs and the Class have incurred millions and millions of dollars in damages. Plaintiffs and the other members of the Class were injured as holders of the Funds

because they were deceived into believing Defendants were not improperly taking assets out of the Funds to the detriment of the Funds and Fund investors when in fact Defendants were systematically and improperly removing assets from the Funds with a direct injurious impact on both the Funds and their shareholders.

240. Plaintiffs in this count seek to enjoin Defendants from engaging in such practices in the future as well as recover improper Rule 12b-1 fees, Soft Dollars, excessive commissions and excessive advisory fees charged the Fidelity Funds by the Distributor Defendant and the Investment Adviser Defendants.

COUNT III

AGAINST THE DISTRIBUTOR DEFENDANT, INVESTMENT ADVISER DEFENDANTS AND TRUSTEE DEFENDANTS PURSUANT TO SECTION 36(b) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE PLAINTIFFS AND THE CLASS

241. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

242. This Count is brought by Plaintiffs and the Class against the Distributor Defendant, the Investment Adviser Defendants and the Trustee Defendants for breach of their fiduciary duties in respect of compensation as defined by Section 36(b) of the Investment Company Act.

243. The Distributor Defendant, the Investment Adviser Defendants and the Trustee Defendants had a fiduciary duty to the Fidelity Funds and their investors with respect to the receipt of compensation for services and of payments of a material nature made by and to the Distributor Defendant, the Investment Adviser Defendants and the Trustee Defendants.

244. The fees received by the Defendants in this Count charged to the Fidelity Funds and investors were excessive, were not negotiated at arm's-length, and were so

disproportionately large that they bore no reasonable relationship to the services rendered. Some of the factors to be considered in determining whether a fee is so disproportionately large that it bears no reasonable relationship to the services rendered include: (1) the nature and quality of the services rendered; (2) the profitability of the funds to the adviser/manager; (3) economies of scale; (4) comparative fee structures; (5) fallout benefits (i.e., indirect profits to the adviser/ manager resulting from the existence of the funds); and (6) the care and conscientiousness of the directors. All pertinent facts must be weighed in determining whether a fee or other compensation violates Section 36(b). For example, the Investment Adviser Defendants and/or the Distributor Defendant charged investors in the Fidelity Funds purported 12b-1 marketing fees and made other undisclosed payments of Soft Dollars and excessive commissions in order to pay brokers pursuant to Shelf Space agreements to induce them to push Fidelity Funds over other mutual funds. These Defendants also charged investors excessive advisory fees to cover the costs of their revenue sharing agreements with brokers. These payments resulted in the growth of the Fidelity Funds, which benefited the Investment Adviser Defendants and their affiliates because it allowed their management and advisory asset-based fees to increase. However, it did not benefit the Fidelity shareholders because as the Funds grew, Defendants failed to pass on the economies of scale that should have resulted and did result in decreased costs and expenses. In fact, no additional services were provided to the Funds or their investors for the increased fees enjoyed by the Investment Adviser Defendants and their affiliates. Accordingly, the sole purpose of the fees charged to investors by Defendants was to expand the size of the Funds to profit Defendants but no benefit accrued to the Funds or their investors from those fees. Thus, the fees were excessive and Defendants breached their fiduciary duties by charging such fees (the purposes for which were undisclosed to investors) and receiving the benefits therefrom. In addition, the Trustees of the Funds breached their fiduciary duties in that they ignored the fact that there were millions and millions of dollars being paid out by the Funds and their investors and no benefits were coming back in exchange. These Trustees, who are supposed to be the watchdogs looking out for the Funds, instead approved the excessive fees when it was and should have been obvious that they bore no reasonable relationship to the services rendered, thereby breaching their own fiduciary duties.

245. The Trustee Defendants had a fiduciary duty concerning compensation or payments paid by the Fidelity Funds and their shareholders to the Investment Advisers and the Distributor Defendants, which they breached by approving the excessive fees charged to the Funds and their shareholders. Moreover, the Trustee Defendants themselves received material compensation or payment for their duties in being the appointed watchdogs over the other Defendants, which they breached. The duties of the trustee, which include the approval of the advisory contract, the supervision of advisers' management, review of distribution arrangements and providing information regarding these advisory services, are part of what shareholders pay for in obtaining advisory services. Therefore, the Trustees' substantial compensation is for these advisory services provided to shareholders. As such, the Trustee Defendants directly or indirectly received from the Funds compensation or payments of a material nature for investment advisory services.

246. The Distributor Defendant similarly received from the Funds compensation or payments of a material nature for investment advisory services. As alleged above, the Distributor Defendant used Fund assets for its own benefit under the guise of providing advisory type services. For example, the Distributor Defendant caused payments for revenue sharing, excessive brokerage commissions and Soft Dollars to be made to brokers out of Fund assets and

also caused excessive and improper 12b-1 fees to be paid to itself and brokers. The sole purpose of such payments was to increase the size of the Funds which would increase the size of the fees received by the Distributor Defendant and the Investment Adviser Defendants. As such, the Distributor Defendant directly or indirectly received from the Funds compensation or payments of a material nature for investment advisory services. Furthermore, the excessive payments to the Distributor Defendant are recoverable under Section 36(b) regardless of whether they were paid for advisory services, because the Distributor Defendant are affiliates of the Investment Adviser Defendants.

247. By reason of the conduct described above, the Distributor Defendant, the Investment Adviser Defendants and the Trustee Defendants violated Section 36(b) of the Investment Company Act. As a direct, proximate and foreseeable result of the Distributor Defendant's, the Investment Adviser Defendants' and the Trustee Defendants' breaches of fiduciary duties in their roles as principal underwriter, investment advisers, and trustees, respectively, to Fidelity Funds investors, Plaintiffs and the Class have incurred millions and millions of dollars in damages.

248. Plaintiffs, in this count, seek to recover improper Rule 12b-1 fees and the excessive advisory fees charged the Fidelity Funds by Defendants.

COUNT IV

AGAINST THE JOHNSON FAMILY GROUP, FMR CORP. AND THE TRUSTEE DEFENDANTS (AS CONTROL PERSONS OF FMR, FMRC AND FDC) FOR VIOLATION OF SECTION 48(a) OF THE INVESTMENT COMPANY ACT BY THE CLASS

249. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

250. This Count is brought pursuant to Section 48(a) of the Investment Company Act against the Johnson Family Group, FMR Corp. and the Trustee Defendants as control persons of FMR, FMRC and FDC, who caused FMR, FMRC and FDC to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these Defendants as a group for pleading purposes and to presume that the misconduct complained of herein are the collective actions of the Johnson Family Group, FMR Corp. and the Trustee Defendants.

251. FMR and FMRC are liable under Section 34(b) of the Investment Company Act to the Class and FMR, FMRC and FDC are liable under Section 36(b) of the Investment Company Act as set forth herein.

252. The Johnson Family Group, FMR Corp. and the Trustee Defendants were "control persons" of FMR, FMRC and FDC and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over FMR, FMRC and FDC, the Johnson Family Group, FMR Corp. and the Trustee Defendants directly and indirectly, had the power and authority, and exercised the same, to cause FMR, FMRC and FDC to engage in the wrongful conduct complained of herein.

253. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, the Johnson Family Group, FMR Corp. and the Trustee Defendants are liable to Plaintiffs to the same extent as are FMR and FMRC for their primary violations of Section 34(b) and to the same extent as are FMR, FMRC and FDC for their primary violations of Section 36(b) of the Investment Company Act.

254. By virtue of the foregoing, Plaintiffs and other Class members are entitled to damages against the Johnson Family Group, FMR Corp. and the Trustee Defendants.

INVESTMENT ADVISER ACT CLAIMS

COUNT V

AGAINST THE INVESTMENT ADVISER DEFENDANTS UNDER SECTION 215 OF THE INVESTMENT ADVISERS ACT FOR VIOLATIONS OF SECTION 206 OF THE INVESTMENT ADVISERS ACT DERIVATIVELY ON BEHALF OF THE FIDELITY FUNDS

255. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

256. This Count is brought pursuant to Section 215 of the Investment Advisers Act, 15 U.S.C. §80b 15.

257. The Investment Adviser Defendants had advisory contracts with the Fidelity Funds and served as "investment advisers" to the Fidelity Funds pursuant to the Investment Advisers Act. The Fidelity Funds, and their shareholders, were the intended beneficiaries of these advisory contracts and investment adviser services.

258. As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser Defendants were required to serve the Fidelity Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b 6, governing the conduct of investment advisers.

259. During the Class Period, the Investment Adviser Defendants breached their fiduciary duties to the Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the Fidelity Funds. The Investment Adviser Defendants breached their fiduciary duties owed to the Fidelity Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the Fidelity Funds. The Investment Adviser

Defendants are liable as direct participants in the wrongs complained of herein. The Investment Adviser Defendants, because of their position of authority and control over the Fidelity Funds, were able to and did control the fees charged to and collected from the Fidelity Funds and otherwise control the operations of the Fidelity Funds.

260. The Investment Adviser Defendants had a duty to (1) disseminate accurate and truthful information with respect to the Fidelity Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the Fidelity Funds. The Investment Adviser Defendants participated in the wrongdoing complained of herein in order to prevent the Fidelity Funds shareholders from knowing of the Investment Adviser Defendants' breaches of fiduciary duties including: (1) the charging of the Fidelity Funds and Fidelity Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of directed brokerage as a marketing tool; and (4) charging the Fidelity Funds for excessive and improper commission payments to brokers.

261. As a result of the Investment Advisers' multiple breaches of their fiduciary duties owed to the Fidelity Funds, the Fidelity Funds were damaged.

262. The Fidelity Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendants and recover all fees paid in connection with their enrollment pursuant to such agreements.

BREACH OF FIDUCIARY DUTY CLAIMS

COUNT VI

BREACH OF FIDUCIARY DUTY AGAINST THE INVESTMENT ADVISER DEFENDANTS ON BEHALF OF THE SUBCLASS

263. The Subclass Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein, except that, for purposes of this Count, Subclass Plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud.

264. As advisers to the Fidelity Funds, the Investment Adviser Defendants were fiduciaries to the Subclass Plaintiff and other members of the Subclass and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

265. As set forth above, the Investment Adviser Defendants breached their fiduciary duties to the Subclass Plaintiff and the Subclass.

266. The Subclass Plaintiff and the Subclass have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

267. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of the Subclass Plaintiff and other members of the Subclass, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VII

BREACH OF FIDUCIARY DUTY AGAINST THE TRUSTEE DEFENDANTS ON BEHALF OF THE SUB-CLASS

268. The Subclass Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein, except that, for purposes of this Count, Subclass Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud.

269. As trustees of the Fidelity Funds, the Trustee Defendants had a fiduciary duty to the Fidelity Funds and Fidelity Funds investors to supervise and monitor the Investment Adviser Defendants.

270. The Trustee Defendants breached their fiduciary duties by reason of the acts alleged herein, including their failure to prevent the Investment Adviser Defendants from (1) charging improper Rule 12b-1 marketing fees and excessive advisory fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging for excessive and improper commission payments to brokers.

271. The Subclass Plaintiff and the Subclass have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Trustee Defendants and have suffered substantial damages.

UNJUST ENRICHMENT CLAIMS

COUNT VIII

AGAINST ALL DEFENDANTS FOR UNJUST ENRICHMENT ON BEHALF OF THE SUBCLASS

272. The Subclass Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein, except that, for purposes of this Count, the Subclass Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud.

273. Defendants have benefited from their unlawful acts through the excessive and improper fees they charged and received from the Subclass Plaintiff and the other members of the Subclass. It would be inequitable for Defendants to be permitted to retain the benefit of these overpayments, which were conferred by the Subclass Plaintiff and the other members of the Subclass and retained by Defendants.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiffs as the Class representatives and the Subclass Plaintiff as the Subclass representative and Plaintiffs' counsel as Class Counsel pursuant to Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiffs and the other Class and Subclass members against all Defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding punitive damages in favor of the Subclass Plaintiff and the other Subclass members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Awarding the Fidelity Funds/Portfolios rescission of their contracts with the Investment Adviser Defendants, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Investment Adviser Defendants;

E. Ordering an accounting of all Fidelity Fund related fees, commissions, and Soft Dollar payments;

F. Ordering restitution of all unlawfully or discriminatorily-obtained fees and charges;

G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the Defendants' assets to assure that Plaintiffs and the Subclass Plaintiff and the Class and Subclass have an effective remedy;

H. Awarding Plaintiffs and the Subclass Plaintiff and the Class and Subclass their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated: October 3, 2005

MOULTON & GANS, P.C.

By: /s/ Nancy Freeman Gans
Nancy Freeman Gans (BBO #184540)
33 Broad Street, Suite 1100
Boston, Massachusetts 02109-4216
(617) 369-7979

Liaison Counsel for Plaintiffs

MILBERG WEISS BERSHAD & SCHULMAN LLP
Jerome M. Congress
Janine L. Pollack
Kim E. Miller
Michael R. Reese
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300

STULL, STULL & BRODY
Jules Brody
Mark Levine
6 East 45th Street
New York, New York 10017
(212) 687-7230

SCOTT + SCOTT, LLC
Arthur L. Shingler, III
Wells Fargo Building
401 B Street, Suite 307
San Diego, California 92101
(619) 233-4565

Tri-Lead Counsel for Plaintiffs

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
The World Trade Center – Baltimore
Suite 2525
401 East Pratt Street
Baltimore, Maryland 21202
(410) 332-0030

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Richard A. Maniskas
280 King of Prussia Rd
Radnor, Pennsylvania, 19087
(610) 667-7706

WEISS & LURIE
Joseph H. Weiss
Richard A. Acocelli
551 Fifth Avenue, Suite 1600
New York, New York 10176
(212) 682-3025

GILMAN AND PASTOR, LLP
David Pastor (BBO #391000)
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, Massachusetts 01906
(781) 231-7850

Additional Counsel for Plaintiffs

CERTIFICATE OF SERVICE

I, Nancy Freeman Gans, hereby certify that I served a copy of the foregoing document upon counsel for all parties this 3rd day of October, 2005.

/s/ Nancy Freeman Gans
Nancy Freeman Gans